02029647

ARS
PE 12/31/01

Peoples Bancorp
OF NORTH CAROLINA, INC.

Notice of 2002 Annual Meeting,
Proxy Statement and
Annual Report

PEOPLES BANCORP OF NORTH CAROLINA, INC.

PROXY STATEMENT

Table of Contents

PEOPLES BANCORP OF NORTH CAROLINA, INC.

Post Office Box 467
518 West C Street
Newton, North Carolina 28658-0467
(828) 464-5620

NOTICE OF 2002 ANNUAL MEETING OF SHAREHOLDERS
To Be Held on May 2, 2002

NOTICE IS HEREBY GIVEN that the 2002 Annual Meeting of Shareholders (the "Meeting") of Peoples Bancorp of North Carolina, Inc. (the "Company") will be held on Thursday, May 2, 2002, at 11:00 a.m., Eastern Time, at the Catawba Country Club, 1154 Country Club Road, Newton, North Carolina.

The Meeting is for the purpose of considering and voting upon the following matters:

1. To elect three persons who will serve as directors of the Company for a three-year term expiring in 2005, or until their successors are duly elected and qualified;

2. To ratify the selection of Porter Keadle Moore, LLP ("PKM") as the independent auditor for the Company for the fiscal year ending December 31, 2002; and

3. To transact such other business as may properly come before the Meeting or any adjournments thereof. The board of directors of the Company (the "Board of Directors") is not aware of any other business to be considered at the Meeting.

The Board of Directors has established March 15, 2002 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournments thereof. In the event there are not sufficient shares present in person or by proxy to constitute a quorum at the time of the Meeting, the Meeting may be adjourned in order to permit further solicitation of proxies by the Company.

By Order of the Board of Directors,

Tony W. Wolfe
President and Chief Executive Officer

Newton, North Carolina
April 3, 2002

A form of proxy is enclosed to enable you to vote your shares at the Meeting. You are urged, regardless of the number of shares you hold, to complete, sign, date and return the proxy promptly. A return envelope, which requires no postage if mailed in the United States, is enclosed for your convenience.

PEOPLES BANCORP OF NORTH CAROLINA, INC.

PROXY STATEMENT
2002 ANNUAL MEETING OF SHAREHOLDERS
May 2, 2002

SOLICITATION, VOTING AND REVOCABILITY OF PROXIES

General

This Proxy Statement is being furnished to shareholders of the Company in connection with the solicitation by the Board of Directors of the Company of proxies to be used at the Meeting to be held on Thursday, May 2, 2002, at 11:00 a.m., Eastern Time, at the Catawba Country Club, 1154 Country Club Road, Newton, North Carolina, and at any adjournments thereof. This Proxy Statement and the accompanying form of proxy were first mailed to shareholders on April 3, 2002.

The Company's principal executive offices are located at 518 West C Street, Newton, North Carolina 28658, and its telephone number is (828) 464-5620.

Other than the matters listed on the attached Notice of 2002 Annual Meeting of Shareholders, the Board of Directors knows of no matters that will be presented for consideration at the Meeting. Execution of a proxy, however, confers on the designated proxyholders discretionary authority to vote the shares represented thereby in accordance with their best judgment on such other business, if any, that may properly come before the Meeting or any adjournments thereof.

Revocability of Proxy

A proxy may be revoked at any time prior to its exercise by the filing of a written notice of revocation with the Secretary of the Company, by delivering to the Company a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. However, if you are a shareholder whose shares are not registered in your own name, you will need appropriate documentation from your recordholder to vote personally at the Meeting.

Solicitation

The cost of solicitation of proxies on behalf of the Board of Directors will be borne by the Company. Proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company, without additional compensation therefor. The Company will also request persons, firms and corporations holding shares in their names, or in the name of their nominees, which are beneficially owned by others to send proxy material to, and obtain proxies from, such beneficial owners and will reimburse such holders, upon request, for their reasonable out-of-pocket expenses in doing so.

Voting Securities and Vote Required for Approval

Regardless of the number of shares of the Company's common stock (the "Common Stock") owned, it is important that shareholders be represented by proxy or be present in person at the Meeting. Shareholders are requested to vote by completing the enclosed form of proxy and returning it signed and dated in the enclosed postage-paid envelope. Any shareholder may vote for, against, or withhold authority to vote on any matter to come before the Meeting. If the enclosed proxy is properly completed, signed, dated and returned, and not revoked, it will be voted in accordance with the instructions therein. If no instructions are given, the proxy will be voted "FOR" the nominees for election to the Board of Directors named in this Proxy Statement and "FOR" the ratification of PKM as the Company's independent auditor for the fiscal year ending December 31, 2002. If instructions are given with respect to one but not both proposals, (i) such instructions as are given will be followed, and (ii) the proxy will be voted "FOR" the proposal on which no instructions are given.

The securities which may be voted at the Meeting consist of shares of Common Stock. The close of business on March 15, 2002 has been fixed by the Board of Directors as the record date (the "Record Date") for the determination of shareholders of record entitled to notice of and to vote at the Meeting and any adjournments thereof. The total number of shares of Common Stock outstanding on the Record Date was 3,145,380.

The presence, in person or by proxy, of the holders of at least a majority of the total number of shares of Common Stock entitled to vote at the Meeting is necessary to constitute a quorum at the Meeting. Since many of our shareholders cannot attend the Meeting, it is necessary that a large number be represented by proxy. Accordingly, the Board of Directors has designated proxies to represent those shareholders who cannot be present in person and who desire to be so represented. In the event there are not sufficient votes for a quorum or to approve or ratify any proposal at the time of the Meeting, the Meeting may be adjourned in order to permit the further solicitation of proxies.

In the election of directors, persons must be nominated and elected for a term to expire at the 2005 Annual Meeting of Shareholders. A nominee need only receive a plurality of the votes cast in the election of directors in order to be elected. As a result, those persons nominated who receive the largest number of votes will be elected as directors. No shareholder has the right to cumulatively vote his or her shares in the election of directors.

As to the ratification of the independent auditor, each share of Common Stock shall entitle its owner to one vote and the affirmative vote of the holders of a majority of the shares of Common Stock present at the Meeting, in person or by proxy and entitled to vote, is required to constitute shareholder approval of the proposal.

Proxies solicited hereby will be returned to the Board of Directors, and will be tabulated by one or more inspectors of election designated by the Board of Directors. Abstentions will be counted for purposes of determining whether a quorum is present at the Meeting. Abstentions will not be counted in tabulating the votes cast on any proposal submitted to the shareholders. Broker non-votes will not be counted either for determining the existence of a quorum or for tabulating votes cast on any proposal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that any person who acquires the beneficial ownership of more than five percent of the Common Stock notify the Securities and Exchange Commission (the "SEC") and the Company. Following is certain information, as of the Record Date, regarding those persons or groups who held of record or who are known to the Company to own beneficially, more than five per cent of the outstanding Common Stock:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]
Christine S. Abernethy P.O. Box 820 Newton, NC 28658	335,312[3]	10.66%

1 Unless otherwise noted, all shares are owned directly of record by the named individuals, by their spouses and minor children, or by other entities controlled by the named individuals. Voting and investment power is not shared unless otherwise indicated.

2 Based upon a total of 3,145,380 shares of Common Stock outstanding as of the Record Date.

3 Carolina Glove Company, Inc. has acquired 56,378 shares of Common Stock. These shares are included in the calculation of Ms. Abernethy's total beneficial ownership interest. Ms. Abernethy owns approximately 50% of the stock of Carolina Glove Company, Inc. The business is operated by a family committee. Ms. Abernethy has no active day-to-day participation in the business affairs of Carolina Glove Company, Inc.

Set forth below is certain information, as of the Record Date, regarding those shares of Common Stock owned beneficially by each of the members of the Board of Directors and the named executive officers of the Company (including nominees for election at the Meeting), and the directors and executive officers of the Company as a group.

Name and Address	Amount and Nature of Beneficial Ownership[1]	Percentage of Class[2]
James S. Abernethy Post Office Box 327 Newton, NC 28658	64,292	2.03%
Robert C. Abernethy Post Office Box 366 Newton, NC 28658	109,029[3]	3.45%
Joseph F. Beaman, Jr. Post Office Box 467 Newton, NC 28658	5,384[4]	*
William D. Cable Post Office Box 467 Newton, NC 28658	2,640[5]	*
Bruce R. Eckard Post Office Box 563 Conover, NC 28613	19,700	*
John H. Elmore, Jr. Post Office Box 445 Catawba, NC 28609	24,002	*
Gary E. Matthews 210 First Avenue South Conover, NC 28613	1,479	*
Charles F. Murray Post Office Box 1118 Claremont, NC 28610	56,773[6]	1.80%
Larry E. Robinson Post Office Box 723 Newton, NC 28658	21,472[7]	*
Lance A. Sellers Post Office Box 467 Newton, NC 28658	2,656[8]	*
Fred L. Sherrill, Jr. Post Office Box 816 Conover, NC 28613	14,058[9]	*
Dan Ray Timmerman, Sr. Post Office Box 1148 Conover, NC 28613	24,193	*
Clifton A. Wike Post Office Box 467 Newton, NC 28658	3,171[10]	*
Tony W. Wolfe Post Office Box 467 Newton, NC 28658	8,650[11]	*

Name and Address	Amount and Nature of Beneficial Ownership[1]	Percentage of Class[2]
Benjamin I. Zachary Post Office Box 277 Taylorsville, NC 28681	5,224	*
All current directors and nominees and executive officers as a group (16 people)	362,723 [12, 13]	11.48%

*Does not exceed one percent of the Common Stock outstanding.

---

[1] Unless otherwise noted, all shares are owned directly of record by the named individuals, by their spouses and minor children, or by other entities controlled by the named individuals. Voting and investment power is not shared unless otherwise indicated.

[2] Based upon a total of 3,145,380 shares of Common Stock outstanding as of the Record Date and the number of stock options exercisable within 60 days with respect to the designated recipient(s).

[3] Includes 2,459 shares of Common Stock owned by Mr. Abernethy's spouse, for which Mr. Abernethy disclaims beneficial ownership.

[4] Includes 3,639 shares of Common Stock in which Mr. Beaman has the right to acquire beneficial interest within 60 days by the exercise of stock options granted under the Omnibus Stock Ownership and Long Term Incentive Plan.

[5] Includes 1,209 shares of Common Stock in which Mr. Cable has the right to acquire beneficial interest within 60 days by the exercise of stock options granted under the Omnibus Stock Ownership and Long Term Incentive Plan.

[6] Includes 882 shares of Common Stock owned by Mr. Murray's spouse, for which Mr. Murray disclaims beneficial ownership.

[7] Includes 2,670 shares of Common Stock owned by Mr. Robinson's spouse, for which Mr. Robinson disclaims beneficial ownership.

[8] Includes 2,556 shares of Common Stock in which Mr. Sellers has the right to acquire beneficial interest within 60 days by the exercise of stock options granted under the Omnibus Stock Ownership and Long Term Incentive Plan.

[9] Includes 5,690 shares of Common Stock owned by Mr. Sherrill's spouse, for which Mr. Sherrill disclaims beneficial ownership.

[10] Includes 1,688 shares of Common Stock in which Mr. Wike has the right to acquire beneficial interest within 60 days by the exercise of stock options granted under the Omnibus Stock Ownership and Long Term Incentive Plan.

[11] Includes 6,203 shares of Common Stock in which Mr. Wolfe has the right to acquire beneficial interest within 60 days by the exercise of stock options granted under the Omnibus Stock Ownership and Long Term Incentive Plan.

[12] Includes 15,295 shares of Common Stock in which the executive officers, as a group, have the right to acquire beneficial interest within 60 days by the exercise of stock options granted under the Omnibus Stock Ownership and Long Term Incentive Plan.

[13] This total includes shares beneficially owned by Mr. Wike. Due to restructuring of the Company's management team in October 2001, Mr. Wike is no longer classified as an executive officer.

Directors James S. Abernethy and Robert C. Abernethy are brothers and sons of Christine S. Abernethy, who owns in excess of 10% of the Common Stock. Directors Bruce R. Eckard and Fred L. Sherrill, Jr. are first cousins by marriage.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than ten percent of the Common Stock, to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater than ten percent beneficial owners are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms furnished to the Company and written representations from the Company's executive officers and directors, the Company believes, except as disclosed in this paragraph, that during the fiscal year ended December 31, 2001, its executive officers and directors and greater than ten percent beneficial owners complied with all applicable Section 16(a) filing requirements. On April 23, 2001, Ms. Christine S. Abernerthy made a one time purchase of 2000 shares of common stock that was not timely reported on Form 4 but has since been reported to the Securities and Exchange Commission. On June 25, 2001, and July 5, 2001, Mr. John H. Elmore, Jr., sold 1,650 shares of common stock that was not timely reported on Form 4. These sales have since been reported to the Securities and Exchange Commission.

PROPOSAL 1

ELECTION OF DIRECTORS

Nominees

The Bylaws of the Company provide that the number of directors of the Company shall not be less than five nor more than fifteen. The exact number of directors is fixed by the Board of Directors. The Board of Directors has currently fixed the size of the Board at ten members.

The Board of Directors has nominated the three persons named below for election as directors to serve for a three-year term to expire at the 2005 annual meeting of shareholders or until their earlier death, resignation, retirement, removal or disqualification or until their successors shall be elected and shall qualify.

The persons named in the accompanying form of proxy intend to vote any shares of Common Stock represented by valid proxies received by them to elect the three nominees listed below as directors for the term specified, unless authority to vote is withheld or such proxies are duly revoked. All of the nominees for election are currently members of the Board of Directors whose terms expire in 2002. In the event that any of the nominees should become unavailable to accept nomination or election, it is intended that the proxyholders will vote to elect in his stead such other person as the present Board of Directors may recommend. The Board of Directors has no reason to believe that any of the nominees named herein will be unable to serve if elected to office.

The Company's bylaws provide that, in order to be eligible for consideration at the annual meeting of shareholders, all nominations of directors, other than those made by the Board of Directors, must be made in writing and must be delivered to the Secretary of the Company not less than 50 days nor more than 90 days prior to the meeting at which such nominations will be made; provided, however, if less than 60 days notice of the meeting is given to shareholders, such nominations must be delivered to the Secretary of the Company not later than the close of business on the tenth day following the day on which the notice of meeting was mailed.

The following table sets forth as to each nominee, his name, age, principal occupation during the last five years, and the year he was first elected as a director.

Name	Age on December 31, 2001	Principal Occupation During Last Five Years	Director Since
John H. Elmore, Jr.	59	Chairman of the Board, Chief Executive Officer and Treasurer, Elmore Construction Company, Inc.	1974
Charles F. Murray	58	President, Murray's Hatchery, Inc.	1990
Fred L. Sherrill, Jr.	67	Retired (furniture manufacturer executive)	1989

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ALL OF THE ABOVE-LISTED NOMINEES FOR ELECTION AS DIRECTORS. THE THREE NOMINEES RECEIVING THE HIGHEST NUMBER OF VOTES SHALL BE DEEMED TO HAVE BEEN ELECTED.

The following table sets forth as to each continuing director of the Bank, his name, age, principal occupation during the last five years, the year he was first elected as a director, and the year his current term expires.

Name	Age on December 31, 2001	Principal Occupation During Last Five Years	Director Since	Term Expires
Robert C. Abernethy	51	President, Secretary and Treasurer, Carolina Glove Company, Inc. (glove manufacturer); Secretary and Assistant Treasurer, Midstate Contractors, Inc. (paving company)	1976	2003
James S. Abernethy	47	Vice President, Carolina Glove Company, Inc. (glove manufacturer); President and Assistant Secretary, Midstate Contractors, Inc. (paving company); Vice President, Assistant Secretary and Chairman of the Board of Directors, Alexander Railroad Company	1992	2003
Larry E. Robinson	56	President and Chief Executive Officer, Blue Ridge Distributing Co., Inc. (beer and wine distributor); President and Chief Executive Officer, Associated Brands, Inc. (beer and wine distributor)	1993	2003
Bruce R. Eckard	54	President, Eckard Vending Company, Inc. (vending machine servicer)	1994	2004
Gary E. Matthews	46	President and Director, Matthews Construction Company, Inc.	2001	2004
Dan Ray Timmerman, Sr.	54	President, Timmerman Manufacturing, Inc. (wrought iron furniture manufacturer)	1995	2004
Benjamin I. Zachary	45	General Manager, Treasurer, Secretary and member of the Board of Directors, Alexander Railroad Company	1995	2004

Board of Directors of the Bank

Peoples Bank (the "Bank") currently has a ten-member board of directors comprised of all of the same people who are currently directors of the Company.

Meetings of the Board and Committees of the Board

The Bank's board of directors is scheduled to meet every other month or as needed. The Board of Directors and the Bank's board of directors met a total of 7 times during the fiscal year ended December 31, 2001. During the year ended December 31, 2001, all members of the Board of Directors attended at least 75% of the aggregate number of meetings of the Board of Directors, the Bank's board of directors and committees of both boards on which they served.

The Board of Directors of the Company has one standing committee – the Auditing and Examining Committee. The Audit and Examining Committee consists of Directors R. Abernethy, G. Matthews, Murray, Robinson, Sherrill, and Zachary. These members are believed to be independent as that term is defined in Rule 4200(a)(15) of the NASD's listing standards. The Audit Committee meets as needed and, among other responsibilities, oversees (i) the internal independent auditing of the Company; (ii) the system of internal controls that management has established; and (iii) the quarterly and annual financial information to be provided to shareholders and the Securities and Exchange Commission. The Audit and Examining Committee met 6 times during the fiscal year ended December 31, 2001.

Bank Board Committees

The Bank's board of directors has several standing committees, including the Compensation Committee, Executive and Loan Committee and Strategic Planning Committee.

The Bank's Compensation Committee consists of Directors R. Abernethy, Eckard, Elmore, Robinson, Sherrill, and Timmerman. The Committee reviews and approves the recommendation of the President and Chief Executive Officer for the compensation of the executive officers and makes recommendations to the Board of Directors for the compensation of the President and Chief Executive Officer. The Committee also makes recommendations to the Board of Directors regarding the adoption of and amendments to employee benefit plans and amendments to the salary administration plan. The Committee met 6 times during the fiscal year ended December 31, 2001.

The Executive and Loan Committee has six members, Directors J. Abernethy, R. Abernethy, Eckard, Robinson, Timmerman and Zachary. The Committee conducts loan reviews and approves loans, monitors the overall operations of the Bank, and has the power to act on behalf of the full Board of Directors in the absence of a meeting of the entire Board of Directors. The Committee met 10 times during the fiscal year ended December 31, 2001.

The Strategic Planning Committee has five members, Directors J. Abernethy, R. Abernethy, Eckard, Murray, and Sherrill. The Committee's duties include the investigation of and recommendations for future branching sites, discussion of matters of general, strategic corporate direction, discussion of capital expenses associated with technology, and recommending director nominations to the full Board of Directors. The Committee met 10 times during the fiscal year ended December 31, 2001.

Director Compensation

Directors' Fees. Members of the Board of Directors receive no fees or compensation for their service. However, all members of the Board of Directors are also directors of the Bank and are compensated for that service. Directors receive a fee of $500 for each Bank board of directors meeting attended. An additional fee of $200 is paid to committee members for each committee meeting attended, with the exception of the Executive and Loan Committee for which a fee of $300 is paid to committee members for each meeting attended. In addition to these meeting fees, each director also received an annual retainer of $7,200.

A service award was made under the Service Recognition Plan for directors, officers and employees to one member of the Board of Directors in 2001. Mr. R. Abernathy received Common Stock having a value of $2,992.00 and $776.70 in cash for twenty-five years of service.

Directors' Stock Benefits Plan. Members of the Board of Directors are eligible to participate in the Company's Omnibus Stock Ownership and Long Term Incentive Plan (the "Stock Benefits Plan"). Each director has been awarded 5,365 book value shares under the Stock Benefits Plan. All directors other than Mr. G. Matthews were awarded book value shares on September 28, 1999. Mr. G. Matthews was not a director at that time. The book value of the Common Stock on September 28, 1999, was $11.45 (adjusted to reflect a 10% stock dividend on April 24, 2000). The book value shares then awarded vest 20% annually, with the first 20% vesting on September 28, 2000, and the final 20% vesting on September 28, 2004. Mr. G. Matthews was awarded 5,365 book value shares upon his election to the Board of Directors on May 3, 2001. The book value of the Common Stock on May 3, 2001, was $13.95. Mr. G. Matthew's book value shares vest at a rate of 20% annually with the first 20% vesting on May 3, 2002, and the final 20% vesting on May 3, 2006. See "-- Management Compensation - Stock Benefits Plan" for a description of the plan.

Directors' Deferred Compensation Plan. In January 2002, the Bank established a non-qualified deferred compensation plan for all of its directors. The Bank's directors are also directors of the Company. Under this plan, each director may defer all or a portion of his fees to the plan each year. The director may elect to invest the deferred compensation in a restricted list of eleven investment funds. The Bank may make matching contributions to the plan for the benefit of the director from time to time at the discretion of the Bank. Directors are fully vested in all amounts they contribute to the plan and in any amounts contributed by the Bank.

Benefits under the plan are payable in the event of the director's death, resignation, removal failure to be re-elected, retirement or in cases of hardship. Directors may elect to receive deferred compensation payments in one lump sum or in installments.

Effective December 6, 2001, the Bank established a Rabbi Trust to hold the directors' accrued benefits under the plan. The Directors' Deferred Compensation Plan was made effective January 1, 2002.

Directors' Supplemental Retirement Plan. Effective January 1, 2002, the Bank implemented a non-qualified supplemental retirement benefits plan for all its directors. The plan is designed to provide a retirement benefit to the directors while at the same time minimizing the financial impact on the Bank's earnings. The plan provides retirement benefits based on an index formula. This formula consists of the earnings on a specific life insurance policy, reduced by an amount equal to the Bank's opportunity cost. At retirement, the Bank pays the accumulated excess earnings to the director over a specified number of years. During retirement, the Bank pays the earnings in excess of the opportunity cost to the director annually. These payments continue for fifteen years following the director's retirement. The Bank has purchased life insurance policies on each insurable director that are actuarially designed to offset the annual expense associated with the indexed formula benefit. The Bank is the sole owner of all the policies.

Executive Officers

The following table sets forth certain information with respect to the persons who are executive officers of either the Company or the Bank, or both.

Name	Age on December 31, 2001	Positions and Occupations During Last Five Years	Employed By the Company or the Bank Since
Tony W. Wolfe	55	President and Chief Executive Officer of the Company and the Bank	1990
Joseph F. Beaman, Jr.	52	Executive Vice President and Corporate Secretary of the Company; Executive Vice President, Chief Administrative Officer and Secretary of the Bank; Prior to 2001, Chief Financial Officer of the Company and the Bank	1977
William D. Cable	33	Executive Vice President and Assistant Corporate Treasurer of the Company; Executive Vice President and Chief Operations Officer of the Bank. Bank Senior Vice President - Information Services from April 1998 to 2001. Vice President - Internal Auditor of the Bank from January 1997 to April 1998	1995
Lance A. Sellers	39	Executive Vice President and Assistant Corporate Secretary of the Company; Executive Vice President and Chief Banking Officer of the Bank; Prior to 2001, Bank Executive Vice President - Credit Administration, Mortgage Lending and Commercial Banking. Prior to 1999 Bank Senior Vice President - Credit Administration. Prior to August 1998 Senior Credit Officer at a large North Carolina bank	1998
A. Joseph Lampron	47	Executive Vice President, Chief Financial Officer and Corporate Treasurer of the Company; Executive Vice President and Chief Financial Officer of the Bank. Prior to December 2001, Vice President/Senior Change Manager at a large North Carolina bank. Prior to February 1997, consultant.	2001

Management Compensation

The executive officers of the Company are not paid any cash compensation by the Company. However, the executive officers of the Company also are executive officers of the Bank and receive compensation from the Bank.

The table on the following page shows, for the fiscal years ended December 31, 2001, 2000 and 1999, the cash compensation received by, as well as certain other compensation paid or accrued for those years, the Bank's Chief Executive Officer and the Bank's executive officers whose total annual salary and bonus exceeded $100,000.

		Annual Compensation			Long Term Compensation Awards		All Other Compensation[2,3,4,5,6]
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation[1]	Restricted Stock Awards	Securities Underlying Options/Stock Appreciation Rights ("SARS") (in shares)	
Tony W. Wolfe	2001	$205,260	$ 0	$ - -	- -	9,393/ 0[7]	$ 12,327
President and Chief Executive Officer of	2000	185,866	60,011	- -	- -	17,179/0[8]	9,948
the Company and the Bank	1999	162,818	15,193	- -	- -	0/0[9]	9,579
Joseph F. Beaman, Jr.	2001	$ 144,465	$ 0	$ - -	- -	4,981/0[7]	$ 9,219
Executive Vice President and Corporate	2000	137,460	39,787	- -	- -	10,059/0[8]	8,716
Secretary of the Company; Executive	1999	115,647	20,063	- -	- -	0/0[9]	8,088
Vice President, Chief Administrative							
Officer and Secretary of the Bank							
Lance A. Sellers	2001	$ 130,595	$ 0	$ - -	- -	4,821/0[7]	$ 6,601
Executive Vice President and Assistant	2000	115,658	33,355	- -	- -	7,132/0[8]	5,829
Corporate Secretary of the Company;	1999	112,068	16,610	- -	- -	0/0[9]	175
Executive Vice President and Chief							
Banking Officer of the Bank							
Clifton A. Wike	2001	$ 105,263	$ 0	$ - -	- -	2,000/0[7]	$ 6,631
Senior Vice President, Senior Lender of	2000	98,593	23,134	- -	- -	4,655/0[8]	5,227
the Bank	1999	95,200	8,055	- -	- -	0/0[9]	5,256
William D. Cable	2001	$ 103,131	$ 0	$ - -	- -	3,519/0[7]	$ 7,207
Executive Vice President and Assistant	2000	91,447	19,482	- -	- -	3,433/0[8]	4,574
Corporate Treasurer of the Company;	1999	82,115	10,732	- -	- -	0/0[9]	4,113
Executive Vice President and Chief							
Operations Officer of the Bank							

Footnotes on the following page

[1] Perquisites for the fiscal year did not exceed the lesser of $50,000, or 10% of salary and bonus as reported for the named employee.

[2] For Mr. Wolfe, includes for 2001: $10,500 under the 401(k) plan and a $1,827 premium paid for group term life insurance in excess of $50,000; for 2000: $9,082 under the 401(k) plan and a $866 premium paid for group term life insurance in excess of $50,000; for 1999: $8,365 under the 401(k) plan and a $1,214 premium paid for group term life insurance in excess of $50,000.

[3] For Mr. Beaman, includes for 2001: $8,568 under the 401(k) plan and a $651 premium paid for group term life insurance in excess of $50,000; for 2000: $8,120 under the 401(k) plan and a $596 premium paid for group term life insurance in excess of $50,000; for 1999: $7,271 under the 401(k) plan and a $817 premium paid for group term life insurance in excess of $50,000.

[4] For Mr. Sellers, includes for 2001: $6,379 under the 401(k) plan and a $222 premium paid for group term life insurance in excess of $50,000; for 2000: $5,639 under the 401(k) plan and a $190 premium paid for group term life insurance in excess of $50,000; for 1999: $0 under the 401(k) plan and a $175 premium paid for group term life insurance in excess of $50,000.

[5] For Mr. Wike, includes for 2001: $6,195 under the 401(k) plan and a $436 premium paid for group term life insurance in excess of $50,000; for 2000: $4,830 under the 401(k) plan and a $397 premium paid for group term life insurance in excess of $50,000; for 1999: $4,673 under the 401(k) plan and a $583 premium paid for group term life insurance in excess of $50,000.

[6] For Mr. Cable, includes for 2001: $7,061 under the 401(k) plan and a $146 premium paid for group term life insurance in excess of $50,000; for 2000: $4,450 under the 401(k) plan and a $124 premium paid for group term life insurance in excess of $50,000; for 1999: $4,000 under the 401(k) plan and a $113 premium paid for group term life insurance in excess of $50,000.

[7] Includes 9,393; 4,981; 4,821; 2,000; and 3,519 shares subject to option granted on October 30, 2001, to Mr. Wolfe, Mr. Beaman, Mr. Sellers, Mr. Wike, and Mr. Cable respectively. These options, granted pursuant to the Omnibus Plan, entitle Messrs. Wolfe, Beaman, Sellers, Wike and Cable to purchase at any time after vesting and before October 30, 2011, shares of Common Stock in exchange for an exercise price of $15.94 per share, which was the fair market per share value of the Common Stock on the date of grant. Of these options granted to Messrs. Wolfe, Beaman, Sellers, Wike and Cable, one-third of the options will vest on October 30, 2002, one-third will vest on October 30, 2003, and the final third will vest on October 30, 2004. All options become 100% vested upon death, disability or a change in control of the Bank.

[8] Includes 7,157; 4,294; 2,688; 2,000; and 978 shares subject to option (adjusted to reflect the April 24, 2000 10% stock dividend) granted, on September 28, 1999, to Mr. Wolfe, Mr. Beaman, Mr. Sellers, Mr. Wike and Mr. Cable, respectively. These options, granted pursuant to the Omnibus Plan, entitle Messrs. Wolfe, Beaman, Sellers, Wike and Cable to purchase at any time after vesting and before September 28, 2009, shares of Common Stock in exchange for an exercise price of $ 16.36 per share, which was the fair market per share value of the Common Stock on the date of grant (adjusted to reflect the April 24, 2000 10% stock dividend). Of these options granted to Messrs. Wolfe, Beaman, Sellers, Wike and Cable, 20% of the options vested on September 28, 2000, 20% vested on September 28, 2001, and 20% will vest each year thereafter with the last 20% vesting on September 28, 2004. Also, includes 10,022; 5,765; 4,444; 2,655; and 2,455 shares subject to option granted, on September 25, 2000, to Mr. Wolfe, Mr. Beaman, Mr. Sellers, Mr. Wike and Mr. Cable, respectively. These options, granted pursuant to the Omnibus Plan, entitle Messrs. Wolfe, Beaman, Sellers, Wike and Cable to purchase at any time after vesting and before September 25, 2010, shares of Common Stock in exchange for an exercise price of $12.69 per share, which was the fair market per share value of the Common Stock on the date of grant. Of these options granted to Messrs. Wolfe, Beaman, Sellers, Wike and Cable, one-third of the options vested on September 25, 2001, one-third will vest on September 25, 2002 and the final third will vest on September 25, 2003. All options become 100% vested upon death, disability or a change in control of the Bank.

[9] The options granted in 1999 were repriced as a result of the April 24, 2000 10% stock dividend and are therefore disclosed in the 2000 stock option grants as described in footnote 8.

Employment Agreements

The Bank has entered into employment agreements with Tony W. Wolfe, President and Chief Executive Officer; Joseph F. Beaman, Jr., Executive Vice President, Chief Administrative Officer and Corporate Secretary; Lance A. Sellers, Executive Vice President, Chief Banking Officer and Assistant Corporate Secretary; A. Joseph Lampron, Executive Vice President, Chief Financial Officer and Corporate Treasurer; William D. Cable, Executive Vice President, Chief Operations Officer and Assistant Corporate Treasurer; and Clifton A. Wike, Senior Vice President, Senior Lender in order to establish their duties and compensation and to provide for their continued employment with the Bank. The agreements provide for an initial term of employment of three years. Commencing on the first anniversary date and continuing on each anniversary date thereafter, unless notice of a non-extension is given by either party, each agreement is automatically extended for an additional year so that the remaining term shall always be no less than two and no more than three years. The agreements also provide that the base salary shall be reviewed by the Board of Directors not less often than annually. In addition, the employment agreements provide for discretionary bonuses and participation in other management incentive, pension, profit-sharing, medical or retirement plans maintained by the Bank, as well as fringe benefits normally associated with such employee's office. Mr. Wolfe's agreement provides for a company automobile and Mr. Beaman's agreement provides for a monthly automobile allowance. The employment agreements provide that they may be terminated by the Bank for cause, as defined in the agreements, and that they may otherwise be terminated by the Bank (subject to vested rights) or by the employee.

In the event of a change in control, the term of the employment agreements shall be automatically extended for three years from the date of the change of control. For purposes of the employment agreement, a change in control generally will occur if (i) any "person" (as such term is used in Section 13(d) and 14(d) of the Exchange Act), other than a person who beneficially owned as of January 1, 1998, more than 5% of the Bank's securities, acquires beneficial ownership of voting stock and irrevocable proxies representing 20% or more of any class of voting securities of either the Company or the Bank, (ii) the election of directors constituting more than one-half of the Board of Directors of the Company or the Bank who, prior to their election, were not nominated for election or approved by at least three-fourths of the Board of Directors of the Company as then constituted; (iii) either the Company or the Bank consolidates or merges with or into another corporation, association or entity or is otherwise reorganized, where neither the Company nor the Bank, respectively, is the surviving corporation in the transaction; or (iv) all or substantially all of the assets of either the Company or the Bank are sold or otherwise transferred to or acquired by any other entity or group.

In addition, the employee may voluntarily terminate his employment at any time following a change in control and continue to receive his base salary for the remainder of the term of the employment agreement, if, after the change in control, (i) the employee is assigned duties and/or responsibilities that are inconsistent with his position prior to the change in control or that are inconsistent with his reporting responsibilities at that time, (ii) the employee's compensation or benefits are reduced, or (iii) the employee is transferred to a location which is an unreasonable distance from his current principal work location without his consent.

An additional thirteen middle management officers have been granted employment agreements for two-year terms. Those employment agreements contain provisions similar to those discussed above.

Stock Benefits Plan

General. The Board of Directors has implemented the Omnibus Stock Ownership and Long Term Incentive Plan (the "Omnibus Plan") which was approved by the Company's shareholders on May 13, 1999. The purpose of the Omnibus Plan is to promote the interests of the Company by attracting and retaining directors and employees of outstanding ability and to provide executive and other key employees of the Company and its subsidiaries greater incentive to make material contributions to the success of the Company by providing them with stock-based compensation which will increase in value based upon the market performance of the Common Stock and/or the corporate achievement of financial and other performance objectives.

The Omnibus Plan is administered by the Compensation Committee of the Bank's board of directors (the "Committee"). Subject to the terms of the Omnibus Plan, the Committee and the board of directors have authority to construe and interpret, for eligible employees and eligible directors, respectively, the Omnibus Plan, to determine the terms and provisions of Rights (as defined below) to be granted under the Omnibus Plan, to define the terms used in the Omnibus Plan and in the Rights granted thereunder, to prescribe, amend and rescind rules and regulations relating to the Omnibus Plan, to determine the individuals to whom and the times at which Rights shall be granted and the number of shares to be subject to, or to underlie, each Right awarded, and to make all other determinations necessary or advisable for the administration of the Omnibus Plan.

Rights Which May Be Granted. Under the Omnibus Plan, the Committee may grant or award eligible participants Options, rights to receive restricted shares of Common Stock, long term incentive units (each equivalent to one share of Common Stock), SARs, and/or Book Value Shares. These grants and awards are referred to herein as the "Rights." All Rights must be granted or awarded by March 30, 2009, the tenth anniversary of the date the Board of Directors adopted the Omnibus Plan. As of December 31, 2001, Rights representing 321,860 shares of Common Stock (adjusted to reflect the April 24, 2000 10% stock dividend) were eligible to be awarded under the Omnibus Plan.

Options. Options granted under the Omnibus Plan to eligible directors and employees may be either incentive stock options ("ISOs") or non-qualified options ("NSOs"). The exercise price of an Option may not be less than 100% of the last-transaction price for the Common Stock quoted by the Nasdaq National Market on the date of grant.

The Committee shall determine the expiration date of each Option granted, up to a maximum of ten years from the date of grant. In the Committee's discretion, it may specify the period or periods of time within which each Option will first become exercisable, which period or periods may be accelerated or shortened by the Committee.

Each Option granted will terminate upon the expiration date established by the Committee or upon the earlier of (i) twelve months after the holder ceases to be an eligible employee or director by reason of death or disability, and (ii) immediately as of the date the holder is no longer an eligible employee or director for any reason other than death or disability. In the event of a change in control (as that term is defined in the Omnibus Plan), any unvested options granted under the Omnibus Plan will immediately and automatically vest.

Restricted Stock. The Committee may award Rights to acquire shares of Common Stock subject to certain transfer restrictions ("Restricted Stock") to eligible participants under the Omnibus Plan for such purchase price per share, if any, as the Committee, in its discretion, may determine appropriate. The Committee shall determine the expiration date for each Restricted Stock award, up to a maximum of ten years from the date of grant. In the Committee's discretion, it may specify the period or periods of time within which each Restricted Stock award will first become exercisable, which period or periods may be accelerated or shortened by the Committee.

Awards of Restricted Stock shall terminate in the same manner as described above in connection with the termination of Options.

Units. Under the Omnibus Plan, the Committee may grant to eligible directors and employees awards of long term incentive units, each equivalent in value to one share of Common Stock ("Units"). Except as otherwise provided, Units awarded may be distributed only after the end of a performance period of two or more years, as determined by the Committee, beginning with the year in which the awards are granted.

The percentage of the Units awarded that are to be distributed will depend on the level of financial and other performance achieved by the Company during the performance period. The Committee may adopt one or more performance categories in addition to, or in substitution for, a performance category or may eliminate all performance categories other than financial performance. All performance categories other than financial performance may not be applied in the aggregate as a factor of more than one against financial performance.

As soon as practicable after each performance period, the percentage of Units awarded that are to be distributed, based on the levels of performance achieved, will be determined and distributed to the recipients of such awards in the form of a combination of shares of Common Stock and cash. Units awarded, but which the recipients are not entitled to receive, will be cancelled.

In the event of the death or disability of a Unit recipient prior to the end of any performance period, the number of Units awarded for such performance period will be reduced in proportion to the number of months remaining in the performance period after the date of death or disability; and the remaining portion of the award, if any, may, in the discretion of the Committee, be adjusted based upon the levels of performance achieved prior to the date of death or disability, and distributed within a reasonable time after death or disability. In the event a recipient of Units ceases to be an eligible director or employee for any reason other than death or disability, all Units awarded, but not yet distributed, will be cancelled.

In the event of a change in control (as that term is defined in the Omnibus Plan), any outstanding Units will immediately and automatically be reduced as appropriate to reflect a shorter performance period.

An amount equal to the dividend payable on one share of Common Stock (a "dividend equivalent credit") will be determined and credited on the payment date to each Unit recipient's account for each Unit awarded and not yet distributed or cancelled. Such amount will be converted within the account to an additional number of Units equal to the number of shares of Common Stock which could be purchased at the last-transaction price of the Common Stock on the Nasdaq National Market on the dividend payment date.

No dividend equivalent credits or distribution of Units may be credited or made if, at the time of crediting or distribution, (i) the regular quarterly dividend on the Common Stock has been omitted and not subsequently paid or there exists any default in payment of dividends on any such outstanding shares of Common Stock; (ii) the rate of dividends on the Common Stock is lower than at the time the Units to which the dividend equivalent credit relates were awarded, adjusted for certain changes; (iii) estimated consolidated net income of the Company for the twelve-month period preceding the month the dividend equivalent credit or distribution would otherwise have been made is less than the sum of the amount of the dividend equivalent credits and Units eligible for distribution under the Omnibus Plan in that month plus all dividends applicable to such period on an accrual basis, either paid, declared or accrued at the most recently paid rate, on all outstanding shares of Common Stock; or (iv) the dividend equivalent credit or distribution would result in a default in any agreement by which the Company is bound.

If an extraordinary event occurs during a performance period which significantly alters the basis upon which the performance levels were established, the Committee may make adjustments which it deems appropriate in the performance levels. Such events may include changes in accounting practices, tax, financial institution laws or regulations or other laws or regulations, economic changes not in the ordinary course of business cycles, or compliance with judicial decrees or other legal requirements.

Stock Appreciation Rights. The Omnibus Plan provides that the Committee may award to eligible directors and employees Rights to receive cash based upon increases in the market price of Common Stock over the last transaction price of the Common Stock on the Nasdaq National Market (the "Base Price") on the date of the award. The Committee may adjust the Base Price of a SAR based upon the market value performance of the Common Stock in comparison with the aggregate market value performance of a selected index or at a stated annual percentage rate. The expiration date of a SAR may be no more than ten years from the date of award.

Each SAR awarded by the Committee may be exercisable immediately or may become vested over such period or periods as the Committee may establish, which periods may be accelerated or shortened in the Committee's discretion.

Each SAR awarded will terminate upon the expiration date established by the Committee, termination of the employment or directorship of the SAR recipient, or in the event of a change in control, as described above in connection with the termination of Options.

Book Value Shares. The Omnibus Plan provides that the Committee may award to eligible directors and eligible employees long term incentive units, each equivalent in value to the book value of one share of Common Stock on the date of award ("Book Value Shares"). The Committee shall specify the period or periods of time within which each Book Value Share will vest, which period or periods may be accelerated or shortened by the Committee. Upon redemption, the holder of a Book Value Share will receive an amount equal to the difference between the book value of the Common Stock at the time the Book Value Share is awarded and the book value of the Common Stock at the time the Book Value Share is redeemed, adjusted for the effects of dividends, new share issuances, and mark-to-market valuations of the Company's investment securities portfolio in accordance with FASB 115.

The expiration date of each Book Value Share awarded shall be established by the Committee, up to a maximum of ten years from the date of award. However, awards of Book Value Shares shall earlier terminate in the same manner as described above in connection with the termination of Options.

Adjustments. In the event the outstanding shares of the Common Stock are increased, decreased, changed into or exchanged for a different number or kind of securities as a result of a stock split, reverse stock split, stock dividend, recapitalization, merger, share exchange acquisition, or reclassification, appropriate proportionate adjustments will be made in (i) the aggregate number or kind of shares which may be issued pursuant to exercise of, or which underlie, Rights; (ii) the exercise or other purchase price, or Base Price, and the number and/or kind of shares acquirable under, or underlying, Rights; (iii) and rights and matters determined on a per share basis under the Omnibus Plan. Any such adjustment will be made by the Committee, subject to ratification by the Board of Directors. As described above, the Base Price of a SAR may also be adjusted by the Committee to reflect changes in a selected index. Except with regard to Units and Book Value Shares awarded under the Omnibus Plan, no adjustment in the Rights will be required by reason of the issuance of Common Stock, or securities convertible into Common Stock, by the Company for cash or the issuance of shares of Common Stock by the Company in exchange for shares of the capital stock of any corporation, financial institution or other organization acquired by the Company or a subsidiary thereof in connection therewith.

Any shares of Common Stock allocated to Rights granted under the Omnibus Plan, which Rights are subsequently cancelled or forfeited, will be available for further allocation upon such cancellation or forfeiture.

Federal Income Tax Consequences.

Options. Under current provisions of the Code, the federal income tax treatment of ISOs and NSOs is different. Options granted to employees under the Omnibus Plan may be ISOs which are designed to result in beneficial tax treatment to the employee but not a tax deduction to the Company.

The holder of an ISO generally is not taxed for federal income tax purposes on either the grant or the exercise of the option. However, the optionee must include in his or her federal alternative minimum tax income any excess (the "Bargain Element") of the acquired common stock's fair market value at the time of exercise over the exercise price paid by the optionee. Furthermore, if the optionee sells, exchanges, gives or otherwise disposes of such common stock (other than in certain types of transactions) either within two years after the option was granted or within one year after the option was exercised (an "Early Disposition"), the optionee generally must recognize the Bargain Element as compensation income for regular federal income tax purposes. Any gain realized on the disposition in excess of the Bargain Element is subject to recognition under the usual rules applying to dispositions of property. If a taxable sale or exchange is made after such holding periods are satisfied, the difference between the exercise price and the amount realized upon the disposition of the common stock generally will constitute a capital gain or loss for tax purposes.

Options granted to directors under the Omnibus Plan would be "NSOs." In general, the holder of an NSO will recognize at the time of exercise of the NSO, compensation income equal to the amount by which the fair market value of the common stock received on the date of exercise exceeds the sum of the exercise price and any amount paid for the NSO.

If an optionee exercises an ISO or NSO and delivers shares of common stock as payment for part or all of the exercise price of the stock purchased (the "Payment Stock"), no gain or loss generally will be recognized with respect to the Payment Stock; provided, however, if the Payment Stock was acquired pursuant to the exercise of an ISO, the optionee will be subject to recognizing as compensation income the Bargain Element on the Payment Stock as an Early Disposition if the exchange for the new shares occurs prior to the expiration of the holding periods for the Payment Stock.

The Company generally would not recognize gain or loss or be entitled to a deduction upon either the grant of an ISO or NSO or the optionee's exercise of an ISO. The Company generally will recognize gain or loss or be entitled to a deduction upon the exercise of an NSO. If there is an Early Disposition, the Company generally would be entitled to deduct the Bargain Element as compensation paid to the optionee.

Restricted Stock. Pursuant to Section 83 of the Code, recipients of Restricted Stock awards under the Omnibus Plan will recognize ordinary income in an amount equal to the fair market value of the shares of Common Stock granted to them at the time that the shares vest and become transferable. The Company will be entitled to deduct as a compensation expense for tax purposes the same amounts recognized as income by recipients of Restricted Stock awards in the year in which such amounts are included in income.

Units. The Company expects that participants generally will not be taxed on the award of Units. Instead, any cash and the then fair market value of any Common Stock received by the participants upon the distribution of a Unit generally will be taxable to the participants as compensation income upon such distribution. At that time, the Company generally will be entitled to claim a deduction in an amount equal to the compensation income.

SARs. Pursuant to Section 83 of the code, recipients of SARs under the Omnibus Plan will recognize, at the time a SAR award is exercised, ordinary income in an amount equal to the difference between the fair market value of the Common Stock at the time of award of the SAR and the fair market value of the Common Stock at the time that the SAR is exercised. The Company will be entitled to deduct as a compensation expense for tax purposes the same amounts recognized as income by recipients of SAR awards in the year in which such amounts are included in income.

Book Value Shares. The Company expects that participants generally will not be taxed on the award of Book Value Shares. Instead, any cash received by the participants upon redemption of the Book Value Shares generally will be taxable to the participant as compensation income upon distribution. At that time, the Company generally will be entitled to claim a deduction in an amount equal to the compensation income.

The above description of tax consequences under federal law is necessarily general in nature and does not purport to be complete. Moreover, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. Finally, the consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws.

Grants and Awards Made During the Fiscal Year Ended December 31, 2001. On October 30, 2001, the Board of Directors awarded options to purchase 57,964 shares of Common Stock to 43 officers and employees of the Bank at an exercise price of $15.94 per share. On December 18, 2001, the Board of Directors awarded options to purchase 4,138 shares of Common Stock to one officer at an exercise price of $14.70 per share.

Following is certain information related to the options granted to Tony W. Wolfe, Joseph F. Beaman, Jr., Lance A. Sellers, Clifton A. Wike and William D. Cable.

Option/SAR Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates for Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options/SARs Granted	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price	Expiration Date	5%	10%
Tony W. Wolfe	9,393/0[1]	15.13%	$ 15.94[2]	10/30/11	$ 94,146.12	$238,584.74
Joseph F. Beaman, Jr.	4,981/0[1]	8.02%	$ 15.94[2]	10/30/11	$49,924.60	$126,518.75
Lance A. Sellers	4,821/0[1]	7.76%	$ 15.94[2]	10/30/11	$38,467.24	$97,483.55
Clifton A. Wike	2,000/0[1]	3.22%	$ 15.94[2]	10/30/11	$15,958.20	$40,441.21
William D. Cable	3,519/0[1]	5.67%	$ 15.94[2]	10/30/11	$28,078.45	$71,156.32

[1] These options, granted pursuant to the Omnibus Plan, entitle Messrs. Wolfe, Beaman, Sellers, Wike and Cable to purchase at any time after vesting and before October 30, 2011, shares of Common Stock in exchange for an exercise price of $15.94 per share, which was the fair market per share value of the Common Stock on the date of grant. Of these options granted to Messrs. Wolfe, Beaman, Sellers, Wike and Cable, one-third of the options will vest on October 30, 2002, one-third will vest on October 30, 2003, and the final third will vest on October 30, 2004. All options become 100% vested upon death, disability or a change in control of the Bank.

[2] Represents the closing market price per share of the underlying securities on the date of grant (October 30, 2001).

No options were exercised by Mr. Wolfe, Mr. Beaman, Mr. Sellers, Mr. Wike, or Mr. Cable during the fiscal year ended December 31, 2001.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year End[1]		Value of Unexercised In-the-Money Options/SARs at Fiscal Year End[2]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Tony W. Wolfe	0	$0	6,203/0	20,369/0	$5,553.30/$0	$16,661.58/$0
Joseph F. Beaman, Jr.	0	$0	3,639/0	11,401/0	$3,194.45/$0	$9,584.31/$0
Lance A. Sellers	0	$0	2,556/0	9,397/0	$2,462.47/$0	$7,388.15/$0
Clifton A. Wike	0	$0	1,688/0	4,967/0	$1,471.17/$0	$4,413.94/$0
William D. Cable	0	$0	1,209/0	5,743/0	$1,360.34/$0	$4,081.44/$0

1 Options to purchase 17,117 shares of Common Stock (adjusted to reflect the April 24, 2000 10% stock dividend) were granted to the named persons as of September 28,1999. Pursuant to an amendment to the Stock Option Grant Agreements dated September 25, 2000 these options vest 20% each year over a five-year period beginning on September 28, 2000, with the last 20% vesting on September 28, 2004. Options to purchase 25,341 shares of Common Stock were granted to the named persons as of September 25, 2000. One-third of these options vested on September 25, 2001, one-third will vest on September 25, 2002 and one-third will vest on September 25, 2003. Options to purchase 24,714 shares of Common Stock were granted to the named persons as of October 30, 2001. One-third will vest on October 30, 2002, one-third will vest on October 30, 2003, and one-third will vest on October 30, 2004.

2 The exercise price of the stock options granted on September 28, 1999 is $16.36 (adjusted to reflect the April 24, 2000 10% stock dividend). The exercise price of the stock options granted on September 25, 2000 is $12.69. The exercise price of the stock options granted on October 30, 2001 is $15.94. On December 31, 2001, the closing market price for the Common Stock as reported on the Nasdaq National Market was $14.35.

Incentive Compensation Plans

The Bank also has a Management Incentive Plan for officers and an Employee Incentive Plan for employees of the Bank. Eligibility under the Employee Incentive Plan is granted to all employees upon one year of service with the Bank. Participants in the Employee Incentive Plan are entitled to receive quarterly cash incentives based upon a graduated schedule indexed to attainment of corporate budget. Participants in the Management Incentive Plan are recommended annually by the President and Chief Executive Officer to the Bank's Board of Directors. Each individual's incentive pool is determined by a formula which links attainment of corporate budget with attainment of individual goals and objectives. Incentives under the Management Incentive Plan are paid annually.

Profit Sharing and 401(k) Plans

The Bank has a Profit Sharing Plan for all eligible employees. As the result of overfunding in prior years, the Bank made no contribution to the profit sharing plan for the year ended December 31, 2001. No investments in Bank stock have been made by the plan.

In addition to the Profit Sharing Plan, the Bank has a 401(k) Plan for all eligible employees. Under this plan the Bank matches employee contributions to a maximum of five percent of annual compensation. The Bank's 2001 contribution to the 401(k) Plan pursuant to this formula was approximately $318,000. All contributions to the 401(k) Plan are tax deferred. No investments in Bank stock have been made through the plan.

The Profit Sharing Plan and 401(k) Plan permit participants to choose from ten investment funds which are selected by a committee comprised of selected directors and senior management. Both the 401(k) Plan and Profit Sharing Plan were amended in 2000 to permit participation in the plans beginning in the second month of employment. As of December 31, 2001, both plans provide for vesting of 20% of the benefit after three years employment and 20% each year thereafter until participants are 100% vested after seven years employment.

Deferred Compensation Plan

In January 2002, the Bank established a non-qualified deferred compensation plan for directors and certain officers. Eligible officers selected by the Bank's board of directors may elect to contribute a percentage of their compensation to the plan. The Bank may make matching or other contributions to the plan as well, in amounts determined at the discretion of the Bank. Participants are fully vested in all amounts contributed to the plan by them or on their behalf.

Benefits under the plan are payable in the event of the participant's retirement, death, termination, or as a result of hardship. Benefit payments may be made in a lump sum or in installments, as selected by the participant.

Effective December 6, 2001, the Bank established a rabbi trust to hold the accrued benefits of the participants under the plan.

Supplemental Retirement Plan

Effective January 1, 2002, the Bank implemented a non-qualified supplemental retirement benefits plan for certain officers. The plan is designed to provide a retirement benefit to the officers while at the same time minimizing the financial impact on the Bank's earnings. The plan provides retirement benefits based on an index formula. The index formula consists of the earnings on a specific life insurance policy, reduced by an amount equal to the Bank's opportunity cost. At retirement, the Bank pays the accumulated excess earnings to the officer over a specified number of years. During retirement, the Bank pays the earnings in excess of the opportunity cost to the officer annually. These payments continue for a period between ten years and the life of the officer. The Bank has purchased life insurance policies on the participating officers that are actuarially designed to offset the annual expenses associated with the index formula benefit. The Bank is the sole owner of all of the policies.

Discretionary Bonuses and Service Awards

In the past, the Bank has paid bonuses to its employees in amounts determined in the discretion of the Bank's board of directors. The Bank anticipates that discretionary bonuses will continue to be paid to its employees in the future.

Indebtedness of and Transactions with Management

Certain directors and executive officers of the Bank and their immediate families and associates were customers of and had transactions with the Bank in the ordinary course of business during 2001. All outstanding loans, extensions of credit or overdrafts, endorsements and guarantees outstanding at any time during 2001 (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) were transactions which in the opinion of management of the Bank did not involve more than the normal risk of collectibility or present other unfavorable features.

B.E. Matthews, a former director and the father of Gary E. Matthews, a current director, was the majority shareholder of a corporate borrower of the Bank. In December 2001, the corporate borrower was liquidated and defaulted upon its loan. The Bank charged off the remaining loan balance after liquidation of $351,197.00.

The Company and the Bank have secured insurance coverage, including, but not limited to, financial institution bond, directors and officers liability, property and casualty, business auto, mortgage holders' errors and omissions, fiduciary responsibility, workers compensation, and umbrella liability, for 2002 at an approximate cost of $142,267 from First Security Company, Inc., of which Director John H. Elmore, Jr. is a Director and holds less than a one percent ownership interest. In the opinion of management of the Company, the terms of the insurance coverage were no less favorable than could have been obtained from unrelated parties.

REPORT OF COMPENSATION COMMITTEE

The Company does not have a Compensation Committee. However, the Bank's board of directors has a Compensation Committee which is now composed of Directors R. Abernethy, Eckard, Elmore, Robinson, Sherrill, and Timmerman. The Committee meets on an as needed basis to review the Bank's salary program and to make recommendations to the Bank's board of directors regarding compensation of the executive officers. The Bank's board of directors ultimately determines such compensation. The salary of each of the executive officers is determined based upon the executive officer's contributions to the Bank's overall profitability, maintenance of regulatory compliance standards, professional leadership, and management effectiveness in meeting the needs of day-to-day operations. The Committee also compares the compensation of the executive officers with compensation paid to executives of other businesses in the Bank's market area, as well as to appropriate state and national salary data. These factors were considered in establishing the compensation of Tony W. Wolfe, President and Chief Executive Officer; Joseph F. Beaman, Jr., Executive Vice President, Chief Administrative Officer and Corporate Secretary; Lance A. Sellers, Executive Vice President, Chief Banking Officer and Assistant Corporate Secretary; A. Joseph Lampron, Executive Vice President, Chief Financial Officer and Corporate Treasurer; William D. Cable, Executive Vice President, Chief Operations Officer and Assistant Corporate Treasurer; and Clifton A. Wike, Senior Vice President, Senior Lender, during the 2001 fiscal year. In addition, all of the executive officers of the Bank are eligible to receive discretionary bonuses declared by the Bank's board of directors. The amount of such bonuses and incentive payments is based upon the net income of the Bank in comparison to attainment of corporate budget and attainment of corporate goals and objectives.

Robert C. Abernethy	Larry E. Robinson
Bruce R. Eckard	Fred L. Sherrill, Jr.
John H. Elmore, Jr.	Dan Ray Timmerman, Sr.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As previously stated, the Company does not have a Compensation Committee. However, the Bank's board of directors has a Compensation Committee which is composed of Directors R. Abernethy, Eckard, Elmore, Robinson, Sherrill, and Timmerman. No member of the Compensation Committee is now, or formerly was, an officer or employee of the Company or the Bank. Tony W. Wolfe, President and Chief Executive Officer of the Bank, makes recommendations to the Committee regarding compensation of the executive officers. Mr. Wolfe participates in the deliberations, but not the decisions, of the Committee regarding compensation of executive officers other than himself. He does not participate in the Committee's discussions or decisions regarding his own compensation.

REPORT OF AUDIT AND EXAMINING COMMITTEE

The Company has adopted a written charter for the Audit and Examining Committee which is reviewed annually, and amended as needed, by the Committee. The Audit and Examining Committee has reviewed and discussed the audited financial statements with management of the Company and has discussed with the independent auditors the matters required to be discussed by SAS 61. In addition, the Committee has received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1, and has discussed with the independent accountant the independent accountant's independence. Based upon these reviews and discussions, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

Robert C. Abernethy	Larry E. Robinson
Gary E. Matthews	Fred L. Sherrill, Jr.
Charles F. Murray	Benjamin I. Zachary

PERFORMANCE GRAPH

The following graph compares the Company's cumulative shareholder return on its Common Stock with a Nasdaq index and with a southeastern bank index. The graph was prepared by SNL Securities, L.C., Charlottesville, Virginia, using data as of December 31, 2001.

COMPARISON OF SIX-YEAR CUMULATIVE TOTAL RETURNS
Performance Report for
Peoples Bancorp of North Carolina, Inc.



Total Return Performance
350
300
250
200
150
100
Index Value
Peoples Bancorp Inc.
NASDAQ - Total US*
SNL Southeast Bank Index
12/31/96
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01

	Period Ending					
Index	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01
Peoples Bancorp Inc.	100.00	160.91	143.73	142.60	111.70	157.66
NASDAQ - Total US*	100.00	122.48	172.68	320.89	193.01	153.15
SNL Southeast Bank Index	100.00	151.59	161.38	127	127.52	158.86

*Source: CRSP, Center for Research in Security Prices, Graduate School of Business, The University of Chicago 2002. crsp.com.

(434) 977-1600

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT AUDITOR

Porter Keadle Moore, LLP, of Atlanta, Georgia ("PKM"), has been selected as the Company's and the Bank's independent auditor for the year ending December 31, 2002. Such selection is being submitted to the Company's shareholders for ratification. Representatives of PKM are expected to attend the Meeting and will be afforded an opportunity to make a statement, if they so desire, and to respond to appropriate questions from shareholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR RATIFICATION OF THE SELECTION OF PKM AS INDEPENDENT AUDITOR FOR THE COMPANY AND THE BANK FOR THE FISCAL YEAR ENDING DECEMBER 31, 2002.

Audit Fees

The aggregate fees (including related out-of-pocket expenses) billed for professional services rendered by PKM in connection with (i) the audit of the Company's and the Bank's annual financial statements for the December 31, 2001 fiscal year, (ii) its reviews of the financial statements included in the Company's Forms 10-Q for that fiscal year and (iii) related fees and costs were $97,383.00.

Financial Information Systems Design and Implementation Fees

PKM did not, directly or indirectly, operate or supervise the operation of the Company's information system or manage the Company's local area network for the fiscal year ended December 31, 2001.

All Other Fees

In addition to the fees outlined above, PKM billed fees in the amount of $41,902.00 for additional services rendered during the fiscal year ended December 31, 2001. The Audit and Examining Committee of the Board of Directors has determined that the provision of these services is compatible with maintaining PKM's independence.

DATE FOR RECEIPT OF SHAREHOLDER PROPOSALS

It is presently anticipated that the 2003 Annual Meeting of Shareholders of the Company will be held on May 1, 2003. In order for shareholder proposals to be included in the Company's proxy materials for that meeting, such proposals must be received by the Secretary of the Company at the Company's principal executive office no later than December 31, 2002, and meet all other applicable requirements for inclusion in the proxy statement.

In the alternative, a shareholder may commence his or her own proxy solicitation and present a proposal from the floor at the 2003 Annual Meeting of Shareholders of the Company. In order to do so, the shareholder must notify the Secretary of the Company in writing, at the Company's principal executive office no later than February 17, 2003, of his or her proposal. If the Secretary of the Company is not notified of the shareholder's proposal by February 17, 2003, the Board of Directors may vote on the proposal pursuant to the discretionary authority granted by the proxies solicited by the Board of Directors for the 2003 Annual Meeting.

OTHER MATTERS

Management knows of no other matters to be presented for consideration at the Meeting or any adjournments thereof. If any other matters shall properly come before the Meeting, it is intended that the proxyholders named in the enclosed form of proxy will vote the shares represented thereby in accordance with their judgment, pursuant to the discretionary authority granted therein.

MISCELLANEOUS

The Annual Report of the Company for the year ended December 31, 2001, which includes financial statements audited and reported upon by the Company's independent auditor, is being mailed as Appendix A to this Proxy Statement; however, it is not intended that the Annual Report be deemed a part of this Proxy Statement or a solicitation of proxies.

THE FORM 10-K FILED BY THE COMPANY WITH THE SEC, INCLUDING THE FINANCIAL STATEMENTS AND SCHEDULES THERETO, WILL BE PROVIDED FREE OF CHARGE UPON WRITTEN REQUEST DIRECTED TO: PEOPLES BANCORP OF NORTH CAROLINA, INC., POST OFFICE BOX 467, 518 WEST C STREET, NEWTON, NORTH CAROLINA 28658-0467, ATTENTION: A. JOSEPH LAMPRON.

By Order of the Board of Directors,

Tony W. Wolfe
President and Chief Executive Officer

Newton, North Carolina
April 3, 2002

APPENDIX A

[This page left blank intentionally]

General Description of Business

Peoples Bancorp of North Carolina, Inc. (the "Company"), was formed in 1999 to serve as the holding company for Peoples Bank (the "Bank"). The Company is a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHCA"). The Company's sole activity consists of owning the Bank. The Company's principal source of income is any dividends which are declared and paid by the Bank on its capital stock. The Company has no operations and conducts no business of its own other than owning the Bank. Accordingly, the discussion of the business which follows concerns the business conducted by the Bank, unless otherwise indicated.

The Bank, founded in 1912, is a state-chartered commercial bank serving the citizens and business interests of the Catawba Valley and surrounding communities through 13 offices located in Lincolnton, Newton, Denver, Triangle, Catawba, Conover, Maiden, Claremont, Hiddenite, and Hickory, North Carolina. At December 31, 2001, the Company had total assets of $619.5 million, net loans of $484.5 million, deposits of $490.2 million, investment securities of $84.3 million, and shareholders' equity of $45.4 million.

The Bank has a diversified loan portfolio, with no foreign loans and few agricultural loans. Real estate loans are predominately variable rate commercial property loans. Commercial loans are spread throughout a variety of industries with no one particular industry or group of related industries accounting for a significant portion of the commercial loan portfolio. The majority of the Bank's deposit and loan customers are individuals and small to medium-sized businesses located in the Bank's market area.

The operations of the Bank and depository institutions in general are significantly influenced by general economic conditions and by related monetary and fiscal policies of depository institution regulatory agencies, including the Federal Reserve, the Federal Deposit Insurance Corporation (the "FDIC") and the North Carolina Commissioner of Banks (the "Commissioner").

The Bank is a subsidiary of the Company. The Bank has two subsidiaries, Peoples Investment Services, Inc. and Real Estate Advisory Services, Inc. Through a relationship with Raymond James Financial Services, Inc., Peoples Investment Services, Inc. provides the Bank's customers access to investment counseling and non-deposit investment products such as stocks, bonds, mutual funds, tax deferred annuities, and related brokerage services. Real Estate Advisory Services, Inc., provides real estate appraisal and real estate brokerage services.

In December, 2001 the Company formed a wholly owned Delaware statutory trust, PEBK Capital Trust I ("PEBK Trust"), which issued $14 million of guaranteed preferred beneficial interests in the Company's junior subordinated deferrable interest debentures that qualify as Tier I capital under Federal Reserve Board guidelines. All of the common securities of PEBK Trust are owned by the Company.

This Annual Report contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in interest rate environment, management's business strategy, national, regional, and local market conditions and legislative and regulatory conditions.

Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. Readers should also carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

SELECTED FINANCIAL DATA

Dollars in Thousands Except Per Share Amounts

		2001	2000	1999	1998	1997
Summary of Operations						
Interest income	$	41,898	40,859	32,302	29,215	23,783
Interest expense		23,027	19,432	14,790	14,540	11,179
Net interest income		18,871	21,427	17,512	14,675	12,604
Provision for loan losses		3,545	1,879	425	445	696
Net interest income after provision for loan losses		15,326	19,548	17,087	14,230	11,908
Non-interest income		8,263	3,915	3,380	3,646	2,060
Non-interest expense		16,752	15,509	13,832	12,020	10,413
Income before taxes		6,837	7,954	6,635	5,856	3,555
Income taxes		2,262	2,576	2,093	1,847	1,149
Net income	$	4,575	5,378	4,542	4,009	2,406
Selected Year-End Balances						
Assets	$	619,505	519,002	432,435	402,273	326,853
Available for sale securities		84,286	71,565	62,498	63,228	53,307
Loans		489,856	407,790	336,959	306,748	238,449
Interest-earning assets		586,496	490,449	411,734	383,270	308,852
Deposits		490,223	450,073	376,634	350,067	275,393
Interest-bearing liabilities		515,989	420,594	339,243	315,387	258,685
Shareholders' equity	$	45,401	43,039	37,998	35,924	24,930
Shares outstanding*		3,218,714	3,218,714	3,218,950	3,219,150	2,808,300
Selected Average Balances						
Assets	$	575,142	469,536	417,387	369,864	295,879
Available for sale securities		84,549	66,218	60,642	59,824	57,508
Loans		454,371	374,226	324,651	271,819	215,789
Interest-earning assets		545,945	447,645	396,606	351,730	281,215
Deposits		481,289	408,210	363,637	321,371	252,998
Interest-bearing liabilities		472,435	373,167	326,164	293,631	233,901
Shareholders' equity	$	47,432	42,852	39,348	33,303	24,117
Shares outstanding*		3,218,714	3,218,714	3,218,950	3,058,160	2,808,300
Profitability Ratios						
Return on average total assets		0.80%	1.15%	1.09%	1.08%	0.81%
Return on average shareholders' equity		9.65%	12.55%	11.54%	12.04%	9.98%
Dividend payout ratio		28.14%	23.39%	23.84%	22.61%	33.18%
Liquidity and Capital Ratios (averages)						
Loan to deposit		94.41%	91.67%	89.28%	84.58%	85.29%
Shareholders' equity to total assets		8.25%	9.13%	9.43%	9.00%	8.15%
Per share of common stock*						
Net income	$	1.42	1.67	1.41	1.31	0.86
Cash dividends	$	0.40	0.39	0.34	0.28	0.28
Book value	$	14.11	13.37	11.81	11.16	8.88

*Shares outstanding and per share computations have been restated to reflect a 10% stock dividend during second quarter 2000, the 3 for 2 stock split during first quarter 1999 and the 10% stock dividend during second quarter 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

Management's discussion and analysis of earnings and related data are presented to assist in understanding the consolidated financial condition and results of operations of Peoples Bancorp of North Carolina, Inc. (the "Company"), for the years ended December 31, 2001, 2000 and 1999. The Company is a registered bank holding company operating under the supervision of the Federal Reserve Board and the parent company of Peoples Bank (the "Bank"). The Bank is a North Carolina-chartered bank, with offices in Catawba, Lincoln and Alexander Counties, operating under the banking laws of North Carolina and the Rules and Regulations of the Federal Deposit Insurance Corporation (the "FDIC").

This discussion and related financial data should be read in conjunction with the audited consolidated financial statements and related footnotes.

Results of Operations

Summary

The Company reported earnings of $4.6 million in 2001, or $1.42 basic and diluted net income per share, a 15% decrease as compared to $5.4 million, or $1.67 basic and diluted net income per share, for 2000. Net income for 2000 represented an increase of 18% as compared to 1999 net income of $4.5 million. The decline in net income in 2001 is attributable to a decrease in net interest income, coupled with charge-offs of certain non-performing loans. The increase in net income in 2000 compared to 1999 resulted from increased net interest income combined with an increase in non-interest income and partially offset by growth in non-interest expense.

Return on average assets in 2001 was 0.80%, compared to 1.15% in 2000 and 1.09% in 1999. Return on average shareholders' equity was 9.65% in 2001 compared to 12.55% in 2000 and 11.54% in 1999.

Net Interest Income

Net interest income, the largest component of the Company's income, is the amount by which interest and fees generated by earning assets exceed the total cost of funds used to carry them. Net interest income is affected by changes in the volume and mix of earning assets and interest-bearing liabilities, as well as changes in the yields earned and rates paid. Net interest margin is calculated by dividing tax-equivalent net interest income by average earning assets, and represents the Company's net yield on its earning assets.

Net interest income on a tax-equivalent basis totaled $19.3 million in 2001, a decrease of 12% or $2.6 million from the comparable figure in 2000. The increase in net interest income on a tax equivalent basis in 2000 over 1999 was $3.9 million or 22%. The interest rate spread, which represents the rate earned on interest earning assets less the rate paid on interest-bearing liabilities, decreased to 2.89% in 2001 from 4.03% in 2000, following an increase from the 1999 net interest spread of 3.74%. The net yield on earning assets decreased to 3.54% in 2001 from 4.90% in 2000, following an increase from the 1999 net interest margin of 4.54%.

Table 1 sets forth for each category of earning assets and interest-bearing liabilities, the average amounts outstanding, the interest incurred on such amounts and the average rate earned or incurred for the years ended December 31, 2001, 2000 and 1999. The table also sets forth the average rate earned on total earning assets, the average rate paid on total interest-bearing liabilities, and the net yield on average total earning assets for the same periods. Yield information does not give effect to changes in fair value that are reflected as a component of shareholders' equity. Nonaccrual loans and the interest income that was recorded on these loans, if any, are included in the yield calculations for loans in all periods reported.

Table 1- Average Balance Table

	December 31, 2001			December 31, 2000			December 31, 1999		
(Dollars in Thousands)	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Earning Assets:									
Loans: Net of unearned income	$454,371	$36,512	8.04%	$374,226	$36,424	9.73%	$324,651	$28,375	8.74%
Investments - taxable	61,050	3,919	6.42%	44,320	2,994	6.76%	39,122	2,348	6.00%
Investments - nontaxable	20,080	1,381	6.88%	21,898	1,497	6.84%	21,520	1,475	6.86%
Federal funds sold	3,776	127	3.36%	4,593	282	6.14%	6,780	339	5.00%
Other	6,668	428	6.42%	2,608	171	6.56%	4,533	266	5.87%
Total earning assets	545,945	42,367	7.76%	447,645	41,368	9.24%	396,606	32,803	8.27%
Cash and due from banks	12,273			11,538			10,667		
Other assets	21,703			14,199			14,192		
Allowance for loan losses	(5,598)			(4,281)			(4,079)		
Total assets	$574,323			$469,101			$417,386		
Interest bearing liabilities:									
Deposits:									
NOW accounts	$38,584	$413	1.07%	$32,866	$456	1.39%	$31,003	$429	1.38%
Regular savings accounts	22,670	178	0.78%	24,982	472	1.89%	26,258	490	1.87%
Insured money market accounts	65,846	2,373	3.60%	55,982	2,832	5.06%	54,757	2,435	4.45%
Certificates of deposit $100,000 or more	156,034	9,669	6.20%	108,130	6,729	6.22%	83,845	4,475	5.34%
Other time deposits	143,781	8,158	5.67%	133,419	7,838	5.87%	115,786	6,178	5.34%
FHLB borrowings	42,533	2,118	4.98%	15,806	974	6.16%	13,532	736	5.44%
Demand notes payable to U.S. Treasury	897	33	3.64%	852	55	6.46%	899	41	4.56%
Other	2,090	84	4.02%	1,130	76	6.73%	83	5	5.95%
Total interest bearing liabilities	472,435	23,026	4.87%	373,167	19,432	5.21%	326,163	14,789	4.53%
Demand deposits	54,374			52,831			51,988		
Other liabilities	3,486			3,268			2,166		
Shareholders' equity	46,093			42,208			39,348		
Total liabilities and shareholder's equity	$576,388			$471,474			$419,665		
Net interest spread		$19,341	2.89%		$21,936	4.03%		$18,014	3.74%
Net yield on earning assets			3.54%			4.90%			4.54%
Taxable equivalent adjustment									
Investment securities		470			509			502	
Net interest income		$18,871			$21,427			$17,512	

Changes in interest income and interest expense can result from variances in both volume and rates. Table 2 describes the impact on the Company's tax equivalent net interest income resulting from changes in average balances and average rates for the periods indicated. The changes in interest due to both volume and rate have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the changes in each.

Table 2 - Rate/Volume Variance Analysis

Tax Equivalent Basis

	December 31, 2001			December 31, 2000		
(Dollars in Thousands)	Changes in average volume	Changes in average rates	Total Increase (Decrease)	Changes in average volume	Changes in average rates	Total Increase (Decrease)
Interest Income:						
Loans: Net of unearned income	$7,120	($7,032)	$88	$4,579	$3,470	$8,049
Investments - taxable	1,103	(178)	925	331	315	646
Investments - nontaxable	(125)	9	(116)	26	(4)	22
Federal funds sold	(39)	(116)	(155)	(122)	65	(57)
Other	277	(20)	257	(108)	13	(95)
Total interest income	$8,336	($7,337)	$999	$4,706	$3,859	$8,565
Interest bearing liabilities:						
Deposits:						
NOW accounts	70	(113)	(43)	26	1	27
Regular savings accounts	(31)	(263)	(294)	(24)	6	(18)
Insured money market accounts	427	(886)	(459)	58	338	396
Certificates of deposit $100,000 or more	2,975	(35)	2,940	1,404	850	2,254
Other time deposits	598	(278)	320	988	672	1,660
FHLB Borrowings	1,489	(345)	1,144	132	106	238
Demand notes payable to U.S. Treasury	2	(25)	(23)	(3)	17	14
Other	54	(45)	9	66	6	72
Total interest expense	$5,584	($1,990)	$3,594	$2,647	$1,996	$4,642
Net interest income	$2,752	($5,347)	($2,595)	$2,059	$1,863	$3,923

The decrease in net interest income in 2001 was primarily attributable to declining interest rates during 2001. The yield on earning assets decreased to 7.76% in 2001 from 9.24% in 2000. This decrease reflects a decrease in the Company's average prime commercial lending rate in 2001, when compared to 2000. The average balance of earning assets increased by $98.3 million, to $546.0 million in 2001 from $447.6 million in 2000. The increase in average loans comprised $80.1 million of this increase. Average investments increased $14.9 million or 23% to $81.1 million in 2001 as compared to $66.2 million in 2000. Average interest-bearing liabilities increased by $99.2 million, to $472.4 million in 2001 from $373.2 million in 2000. This growth in average interest-bearing liabilities is a direct result of the increase in average interest-bearing deposits, which increased by $71.5 million, to $426.9 million in 2001 from $355.4 million in 2000 and an increase in Federal Home Loan Bank (FHLB) borrowings of $26.7 million to $42.5 million in 2001 from $15.8 million in 2000. The increase in average interest-bearing deposits was primarily attributable to the growth in average time deposits, which increased $58.3 million to $299.8 million in 2001 from $241.5 million in 2000. The cost of funds decreased to 4.87% in 2001 from 5.21% in 2000, mainly as a result of the decrease in the cost of deposits. The decrease in net interest margin in 2001 is primarily attributable to a large percentage of the Bank's loan portfolio being tied to the prime commercial lending rate, which results in loans repricing more quickly than fixed rate deposits in a falling interest rate environment.

Tax-equivalent interest income on loans in 2001 increased $88,000 from the $36.4 million recorded for 2000, following an increase of $8.0 million or 28% in 2000 over 1999. The decrease in the net interest spread to 2.89% in 2001 from 4.03% in 2000 resulted from the decrease in the yield on earning assets to 7.76% in 2001 from 9.24% in 2000, partially offset by a decrease in the cost of funds to 4.87% in 2001 from 5.21% in 2000.

Interest expense on FHLB borrowings totaled $2.1 million during 2001 at an average rate of 4.98% compared to $974,000 in 2000 at an average rate of 6.16%, and $736,000 in 1999 at an average rate of 5.44%. Interest expense on federal funds purchased, promissory notes and demand notes payable to the U.S. Treasury totaled $117,000, $131,000 and $46,000 for 2001, 2000 and 1999, respectively.

Provision for Loan Losses

Provisions for loan losses are charged to income in order to bring the total allowance for loan losses to a level deemed appropriate by management of the Company based on such factors as management's judgment as to losses within the Company's loan portfolio, including the valuation of impaired loans in accordance with Statement of Financial Accounting Standards (SFAS) no. 114 and 118, loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies and management's assessment of the quality of the loan portfolio and general economic climate.

The provision for loan losses was $3.5 million, $1.9 million, and $425,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in the provision for loan losses reflects management's decision to accelerate the Bank's contribution to the allowance for loan losses due to declining economic conditions, nationally and locally. Please see the section below entitled "Allowance for Loan Losses." The ratio of net charge-offs to average loans was 0.48% in 2001, 0.29% in 2000 and 0.20% in 1999. Net charge-offs for 2001 were $2.2 million. The ratio of non-performing loans to total loans was 0.90% at December 31, 2001, as compared to 1.45% and 1.03% at December 31, 2000 and 1999, respectively.

Non-interest Income

Non-interest income for 2001 totaled $8.3 million, an increase of $4.4 million or 113% from non-interest income of $3.9 million for 2000. The increase in non-interest income for 2001 resulted from fees arising from a new service provided to retail checking customers, gains recorded on the sale of available for sale securities, and a strong demand of mortgage loan services. Non-interest income for 2000 increased $536,000 or 16% over non-interest income of $3.4 million for 1999 primarily due to an increase in service charges, fees and miscellaneous other income.

Service charge income increased $1.2 million, or 77% from 2000 to 2001, as a result of growth in the deposit base coupled with fees arising from a new product designed to automatically advance funds to assist in the event of checking account overdrafts as well as an increase in account maintenance fees. Increases in non-interest income for 2000 were attributable to an increase in deposit volume and associated charges. Service charge income increased $262,000, or 20% in 2000 compared to 1999.

The Company reported a net gain on sale of securities of $1.6 million in 2001, compared to a net loss on sale of securities of $483,000 during 2000 as the Company sold $83.0 million of available for sale securities. During 1999 a loss on sale of securities of approximately $35,000 was recognized.

Mortgage banking income increased to $1.0 million in 2001 from $241,000 in 2000 due to a strong demand for mortgage loan services. Mortgage banking income decreased $499,000, or 67% in 2000 from the $740,000 reported in 1999. The reduction in mortgage banking income for 2000 included a loss of $284,000 associated with the sale of jumbo mortgage loans.

Non-interest Expense

Total non-interest expense for 2001 amounted to $16.8 million. This was an 8% increase over the $15.5 million reported in 2000, and followed a 12% increase in 2000 over the $13.8 million reported in 1999.

Salary and employee benefit expense was $9.1 million in 2001, compared to $8.9 million during 2000, an increase of $216,000 or 2%, following a $1.2 million or 15% increase in salary and employee benefit expense in 2000 over 1999. The increase during 2001 resulted from merit increases. Increases during 2000 reflect merit increases, additional participation in management and employee incentive plans, and increased staffing levels to support overall Company growth.

The Company recorded occupancy expense of $3.0 million in 2001, compared to $2.5 million during 2000, an increase of $474,000 or 20%, following an increase of $279,000 or 13% in occupancy expenses in 2000 over 1999. The increase in 2001 reflects increased overhead expenses associated with new branches, existing branch renovations and the Company's new corporate headquarters. Increases in occupancy expense in 2000 over 1999 were due to the construction of two full service branches and renovations associated with the Company's new corporate headquarters.

The total of all other operating expenses increased $552,000 or 13% during 2001. Other operating expense increased $236,000 or 6% in 2000 over 1999.

Income Taxes

Total income tax expense was $2.3 million in 2001 compared with $2.6 million in 2000 and $2.1 million in 1999. The primary reason for the decrease in taxes was the decrease in pretax income during 2001, following an increase in taxes related to an increase in pretax income in 2000 over 1999. The Company's effective tax rates were 33.08%, 32.39% and 31.55% in 2001, 2000 and 1999, respectively.

Liquidity

The Bank's liquidity position is generally determined by the need to respond to short term demand for funds created by deposit withdrawals and the need to provide resources to fund assets, typically in the form of loans. How the Bank responds to these needs is affected by the Bank's ability to attract deposits, the maturity of the loans and securities, the flexibility of assets within the securities portfolio, the current earnings of the Bank, and the ability to borrow funds from other sources. The Bank's primary sources of liquidity are cash and cash equivalents, available-for-sale securities, deposit growth, and the cash flows from principal and interest payments on loans and other earning assets. In addition, the Bank is able, on a short-term basis, to borrow funds from the Federal Reserve System, the Federal Home Loan Bank of Atlanta and The Banker's Bank, and is also able to purchase federal funds from other financial institutions. At December 31, 2001 the Bank had a line of credit with the FHLB equal to 20% of the Bank's total assets, with an outstanding balance of $68.2 million. The Bank also had the ability to borrow up to $10 million through The Bankers Bank as of December 31, 2001. The liquidity ratio for the Bank, which is defined as net cash, interest bearing deposits with banks, Federal Funds sold, certain investment securities and certain FHLB advances, as a percentage of net deposits (adjusted for deposit runoff projections) and short-term liabilities was 20.62% at December 31, 2001, 27.03% at December 31, 2000, and 30.26% at December 31, 1999. The December 31, 1999 ratio has been restated to reflect increased borrowing capacity at the FHLB, which the Bank recognizes as a factor of its liquidity.

As disclosed in the Company's Consolidated Statements of Cash Flows included elsewhere herein, net cash provided by operating activities was approximately $3.5 million during 2001. Net cash used in investing activities of $104.6 million consisted primarily of a net change in loans of $82.1 million and securities purchased of $118.4 million funded largely by sales, maturities and paydowns of investment securities of $105.7 million. Net cash provided by financing activities consisted of a $40.1 million net increase in deposits and a $51.0 million net increase in FHLB borrowings. Additionally, the Company issued $14.0 million in trust preferred securities in December 2001.

Asset Liability Management

The Company's asset liability management strategies are designed to minimize interest rate risk between interest-earning assets and interest-bearing liabilities at various maturities, while maintaining the objective of assuring adequate liquidity and maximizing net interest income. Table 3 presents an interest rate sensitivity analysis for the interest earning assets and interest-bearing liabilities for the year ended December 31, 2001.

Table 3 - Interest Sensitivity Analysis

(Dollars in Thousands)	Immediate	1-3 months	4-12 months	1 - 5 years	Over 5 years & non-sensitive	Total
Interest Earning Assets:						
Loans	$358,729	$7,726	$18,557	$68,372	$37,224	$490,608
Mortgage loans available for sale	5,339	0	0	0	0	5,339
Investment securities	4,000	1,638	2,357	4,776	71,515	84,286
Federal funds sold	2,261	0	0	0	0	2,261
Interest bearing deposit account -FHLB	214	0	0	0	0	214
Other earning assets	0	0	0	0	3,788	3,788
Total interest earning assets	$370,543	$9,364	$20,914	$73,148	$112,527	$586,496
Interest bearing liabilities:						
NOW, savings, and money market deposits	$145,592	$0	$0	$0	$0	$145,592
Certificates of deposit of $100,000 or more	12,087	27,769	106,126	10,052	0	156,034
Other time deposits	18,231	27,913	67,355	18,271	1	131,771
Other short term borrowings	378	0	0	0	0	378
FHLB borrowings	0	5,000	11,000	5,214	47,000	68,214
Trust preferred securities	0	14,000	0	0	0	14,000
Total interest bearing liabilities	$176,288	$74,682	$184,481	$33,537	$47,001	$515,989
Interest-sensitive gap	194,255	(65,318)	(163,567)	39,611	65,526	70,507
Cumulative interest-sensitive gap	194,255	128,937	(34,630)	4,981	70,507	
Cumulative interest-sensitive gap to total earning assets	33.12%	21.98%	-5.90%	0.85%	12.02%	

Management tries to minimize interest rate risk between interest earning assets and interest bearing liabilities by attempting to minimize wide fluctuations in net interest income due to interest rate movements. The ability to control these fluctuations has a direct impact on the profitability of the Company. Management monitors this activity on a regular basis through analysis of its portfolios to determine the difference between rate sensitive assets and rate sensitive liabilities.

The Company's rate sensitive assets are those earning interest at variable rates and those maturing within one year. Rate sensitive assets therefore include both loans and available-for-sale securities. Rate sensitive liabilities include interest-bearing checking accounts, money market deposit accounts, savings accounts, certificates of deposit and borrowed funds. At December 31, 2001, 68% of the Company's interest earning assets, excluding non-accrual loans could be repriced within one year, compared to 84% of interest-bearing liabilities. Rate sensitive assets at December 31, 2001 totaled $586.5 million , exceeding rate sensitive liabilities of approximately $516.0 million by $70.5 million.

An analysis of the Company's financial condition and growth can be made by examining the changes and trends in interest-earning assets and interest-bearing liabilities, and a discussion of these changes and trends follows.

Analysis of Financial Condition

Investment Securities

All of the Company's investment securities are held in the available-for-sale ("AFS") category. At December 31, 2001 the market value of AFS securities totaled $84.3 million, compared to $71.6 million and $62.5 million at December 31, 2000 and 1999, respectively. Table 4 presents the market value of the presently held AFS securities for the years ended December 31, 2001, 2000 and 1999.

Table 4 - Summary of Investment Portfolio

(Dollars in Thousands)	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 1999
United States Treasury securities:	$ -	$ -	$ 900
Obligations of United States government agencies and corporations:	$ -	$ 25,119	$ 23,374
Obligations of states and political subdivisions:	$ 16,404	$ 22,228	$ 22,012
Mortgage backed securities:	$ 63,382	$ 24,218	$ 16,212
Trust Preferred securities:	$ 4,500	$ -	$ -
Total securities:	$ 84,286	$ 71,565	$ 62,498

The composition of the investment securities portfolio reflects the Company's investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of income. The investment portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds, furnishing liquidity, and supplying securities to pledge as required collateral for certain deposits.

The Company's investment portfolio consists of U.S. government agency securities, municipal securities and U.S. government agency sponsored mortgage-backed securities. AFS securities averaged $81.1 million in 2001, $66.2 million in 2000 and $60.6 million in 1999. Table 5 presents the AFS securities held by the Company by maturity category at December 31, 2001. Yield information does not give effect to changes in fair value that are reflected as a component of shareholders' equity and yields are calculated on a tax equivalent basis.

Table 5 - Maturity Distribution and Weighted Average Yield on Investments

	One Year or Less		After One Year Through 5 Years		After 5 Years Through 10 Years		After 10 Years		Totals	
(Dollars in Thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Book Value:										
States and political subdivisions	$3,961	7.27%	$4,624	7.01%	$3,513	6.37%	$4,336	7.11%	$16,434	6.96%
Mortgage backed securities	-	-	-	-	-	-	64,862	6.35%	64,862	6.35%
Trust Preferred securities	-	-	-	-	-	-	4,500	7.07%	4,500	7.07%
Total securities	$3,961	7.27%	$4,624	7.01%	$3,513	6.37%	$73,698	6.44%	$85,796	6.50%

Loans

The loan portfolio is the largest category of the Company's earnings assets and is comprised of commercial loans, real estate mortgage loans, real estate construction loans and consumer loans. The Company restricts its primary lending market to within the Catawba Valley region of North Carolina, which encompasses Catawba, Alexander and Lincoln counties and portions of Iredell and Gaston counties. The mix of the loan portfolio consists primarily of loans secured by real estate and commercial loans. In management's opinion, there are no significant concentrations of credit with particular borrowers engaged in similar activities.

In the normal course of business, there are various commitments outstanding to extend credit that are not reflected in the financial statements. At December 31, 2001, outstanding loan commitments totaled $91.8 million. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The composition of the Company's loan portfolio is presented in Table 6.

Table 6 - Loan Portfolio

	Year ended December 31, 2001		Year ended December 31, 2000		Year ended December 31, 1999		Year ended December 31, 1998		Year ended December 31, 1997	
(Dollars in Thousands)	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Breakdown of loan receivables:										
Commercial, financial & agricultural	$102,409	20.87%	$96,882	23.58%	$83,644	24.66%	$89,536	29.68%	$80,230	33.42%
Real Estate - Mortgage	277,737	56.61%	229,260	55.79%	190,921	56.29%	157,167	52.11%	115,768	48.22%
Real Estate - Construction	82,791	16.88%	58,939	14.34%	39,340	11.60%	29,927	9.92%	24,291	10.12%
Consumer	27,671	5.64%	25,858	6.29%	25,293	7.46%	24,995	8.29%	19,793	8.24%
Total loans	$490,608	100.00%	$410,939	100.00%	$339,198	100.00%	$301,625	100.00%	$240,082	100.00%
Less: Allowance for Loan Losses	6,091		4,713		3,924		4,137		4,375	
Net Loans	$484,517		$406,226		$335,274		$297,488		$235,707	

As of December 31, 2001, gross loans outstanding were $490.6 million, an increase of $79.7 million or 19% over the December 31, 2000 balance of $410.9 million. Most of this growth was attributable to growth in real estate loans. Real estate mortgage loans grew $48.5 million in 2001, while real estate construction loans grew $23.9 million in 2001. The Company experienced an increase of $5.5 million in the commercial loan portfolio. As a percentage of the Company's total loan portfolio, real estate mortgage loans represented 56.61% in 2001, 55.79% in 2000 and 56.29% in 1999. Over the same period commercial loans represented 20.87%, 23.58% and 24.66% of the Company's total loan portfolio, respectively. Real estate construction loans made up 16.88%, 14.34% and 11.60% of the Company's total loan portfolio at December 31, 2001, 2000 and 1999, respectively. Consumer loans represented 5.64%, 6.29% and 7.46% of the Company's total loan portfolio at December 31, 2001, 2000 and 1999, respectively.

Mortgage loans held for sale were $5.3 million at December 31, 2001, an increase of $3.8 million over the December 31, 2000 balance of $1.6 million which represented a decrease of $122,000 over the December 31, 1999 balance of $1.7 million.

Table 7 identifies the maturities of all loans as of December 31, 2001 and addresses the sensitivity of these loans to changes in interest rates.

Table 7 - Maturity and Repricing Data for Loans

(Dollars in Thousands)	Within one year or less	After one year through five years	After five years	Total Loans
Commercial, financial & agricultural	$88,336	$11,244	$2,829	$102,409
Real Estate - Mortgage	201,461	35,520	40,756	277,737
Real Estate - Commercial	74,155	4,151	4,485	82,791
Consumer	10,032	14,024	3,615	27,671
Total Loans	$373,984	$64,939	$51,685	$490,608
Total fixed rate loans	12,745	64,301	51,685	128,731
Total floating rate loans	361,239	638	0	361,877
Total loans	$373,984	$64,939	$51,685	$490,608

Allowance for Loan Losses

The allowance for loan losses reflects management's assessment and estimate of the risks associated with extending credit and its evaluation of the quality of the loan portfolio. The Bank periodically analyzes the loan portfolio in an effort to review asset quality and to establish an allowance for loan losses that management believes will be adequate in light of anticipated risks and loan losses. In assessing the adequacy of the allowance, size, quality and risk of loans in the portfolio are reviewed. Other factors considered are:

- the Bank's loan loss experience;
- the amount of past due and nonperforming loans;
- specific known risks;
- the status and amount of other past due and nonperforming assets;
- underlying estimated values of collateral securing loans;
- current and anticipated economic conditions; and
- other factors which management believes affect the allowance for potential credit losses.

An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by the Bank's credit administration area and presented to the Bank's Executive and Loan Committee on a regular basis. In addition, the Bank has engaged an outside loan review consultant to perform, and report on an annual basis, an independent review of the quality of the loan portfolio relative to the accurateness of the Bank's loan grading system. The allowance for loan losses is established through charges to expense in the form of a provision for loan losses. Loan losses and recoveries are charged and credited directly to the allowance.

An allowance for loan losses is also established, as necessary, for individual loans considered to be impaired in accordance with SFAS No. 114. A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan will not be collected. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of collateral if the loan is collateral dependent. At December 31, 2001 and 2000, the recorded investment in loans that were considered to be impaired under SFAS No. 114 was approximately $4.4 million and $6.0 million, respectively, with related allowance for loan losses of approximately $699,000 and $925,000, respectively.

The Bank's allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses compared to a group of peer banks identified by the regulators. During their routine examinations of banks, the FDIC and the North Carolina Commissioner of Banks may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

While it is the Bank's policy to charge off in the current period loans for which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

The Company grants loans and extensions of credit primarily within the Catawba Valley region of North Carolina, which encompasses Catawba, Alexander, Iredell and Lincoln counties. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by real estate, which is dependent upon the real estate market. Non-real estate commercial loans also can be affected by local economic conditions. At December 31, 2001, approximately 8% of the Company's portfolio was not secured by any type of collateral. Unsecured loans generally involve higher credit risk than secured loans and, in the event of customer default, the Company has a higher exposure to potential loan losses.

Total non-performing loans were $4.4 million in 2001, $6.0 million in 2000 and $3.5 million in 1999. The ratio of net charge-offs to average total loans was 0.48% in 2001, 0.29% in 2000 and 0.20% in 1999. The ratio of non-performing loans to total loans was 0.90% at December 31, 2001, as compared to 1.45% and 1.04% at December 31, 2000 and 1999, respectively. The allowance for loan losses totaled $6.1 million, representing 1.24% of total loans outstanding at December 31, 2001. For December 31, 2000 and 1999, the allowance for loan losses amounted to $4.7 million, or 1.15% of total loans outstanding and $3.9 million, or 1.16% of total loans outstanding, respectively.

Table 8 presents an analysis of the allowance for loan losses, including charge-off activity.

Table 8 - Analysis of Allowance for Loan Losses

(Dollars in Thousands)	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 1999	Year ended December 31, 1998	Year ended December 31, 1997
Reserve for loan losses at beginning	$4,713	$3,924	$4,137	$4,375	$3,745
Loans charged off:					
Commercial, financial, and agriculture	842	857	485	608	8
Real estate - mortgage	790	10	25	-	-
Real estate - construction	51	36	-	-	-
Consumer	675	255	195	138	131
Total loans charged off	$2,358	$1,158	$705	$746	$139
Recoveries of losses previously charged off:					
Commercial, financial, and agriculture	84	20	24	39	60
Real estate - mortgage	-	-	-	-	-
Real estate - construction	6	-	-	-	-
Consumer	101	48	43	24	12
Total recoveries	$191	$68	$67	$63	$72
Net loans charged off	$2,167	$1,090	$638	$683	$67
Provision for loan losses	3,545	1,879	425	445	697
Reserve for loan losses at end of year	$6,091	$4,713	$3,924	$4,137	$4,375
Loans charged off net of recoveries, as a percent of average loans outstanding	0.48%	0.29%	0.20%	0.25%	0.03%

Non-performing Assets

Non-performing assets, comprised of non-accrual loans, other real estate owned and loans for which payments are more than 90 days past due totaled $4.7 million at December 31, 2001 compared to $6.1 million at December 31, 2000. This decrease is a result of the resolution of two large problem credits included in non-performing assets at December 31, 2000, which resulted in charge-offs of $746,000 in 2001.

It is the general policy of the Company to stop accruing interest income and place the recognition of interest on a cash basis when a loan is placed on non-accrual status and any interest previously accrued but not collected is reversed against current income.

A summary of non-performing assets at December 31 for each of the years presented is shown in table 9.

Table 9 - Non-performing Assets

(Dollars in Thousands)

Year	2001	2000	1999	1998	1997
Nonaccrual loans	$3,756	$5,421	$2,866	$3,292	$3,075
Loans 90 days or more past due and still accruing	655	545	645	328	586
Total non-performing loans	4,411	5,966	3,511	3,620	3,661
All other real estate owned	256	112	44	545	-
Total non-performing assets	$4,667	$6,078	$3,555	$4,165	$3,661
As a percent of total loans at year end					
Non-accrual loans	0.77%	1.32%	0.84%	1.09%	1.28%
Loans 90 days or more past due and still accruing	0.13%	0.13%	0.19%	0.11%	0.24%
Total non-performing assets	0.95%	1.48%	1.05%	1.38%	1.52%

At December 31, 2001 the Company had non-performing loans, defined as non-accrual and accruing loans past due more than 90 days, of $4.4 million or 0.90% of total loans. Non-performing loans for 2000 were $6.0 million, or 1.45% of total loans and $3.5 million, or 1.03% of total loans for 1999. Interest that would have been recorded on non-accrual loans for the years ended December 31, 2001, 2000 and 1999, had they performed in accordance with their original terms, amounted to approximately $695,000, $508,000 and $333,000 respectively. Interest income on non-accrual loans included in the results of operations for 2001, 2000, and 1999 amounted to approximately $22,000, $94,000 and $61,000, respectively.

Management continually monitors the loan portfolio to ensure that all loans potentially having a material adverse impact on future operating results, liquidity or capital resources have been classified as non-performing. Should economic conditions deteriorate, the inability of distressed customers to service their existing debt could cause higher levels of non-performing loans.

Deposits

The Company primarily uses deposits to fund its loan and investment portfolios. The Company offers a variety of deposit accounts to individuals and businesses. Deposit accounts include checking, savings, money market and certificates of deposit. Certificates of deposit in amounts of $100,000 or more totaled $156.0 million at December 31, 2001, $129.1 million and $89.3 million at December 31, 2000 and 1999, respectively. The majority of these deposits are from customers who reside or own businesses in the Bank's primary service area, and therefore, are believed by the Bank to be stable, and for all practicable purposes, no more rate sensitive than core deposits.

As of December 31, 2001, total deposits were $490.2 million, an increase of $40.1 million or 9% increase over the December 31, 2000 balance of $450.1 million. The increase in deposits is primarily attributable to growth in time deposits which resulted from deposit campaigns throughout 2001.

Table 10 is a summary of the maturity distribution of certificates of deposit in amounts of $100,000 or more as of December 31, 2001.

Table 10 - Maturities of Time Deposits over $100,000

(Dollars in Thousands)

Maturity Period	Amount
Three months or less	$39,855
Over three months through six months	59,869
Over six months through twelve months	46,257
Over twelve months	10,053
Total	$156,034

Borrowed Funds

The Company has access to various short-term borrowings, including the purchase of Federal Funds and borrowing arrangements from the FHLB and other financial institutions. At December 31, 2001, FHLB borrowings totaled $68.2 million compared to $21.4 million at December 31, 2000 and $14.5 million at December 31, 1999. Average FHLB borrowings for 2001 were $42.5 million, compared to average balances of $15.8 million for 2000 and $13.5 million for 1999. The maximum amount of outstanding FHLB borrowings was $68.2 million in 2001, and $21.4 in 2000 and $14.5 in 1999. The FHLB advances outstanding at December 31, 2001 had both fixed and adjustable interest rates ranging from 1.83% to 6.16%. Approximately $16.0 million of the FHLB advances outstanding mature prior to December 31, 2002. Additional information regarding FHLB advances is provided in note 7 to the consolidated financial statements.

Demand notes payable to the U. S. Treasury amounted to approximately $118,000 at December 31, 2001and $1.6 million at December 31, 2000 and 1999, respectively.

Trust Preferred Securities

In December, 2001 the Company formed a wholly owned Delaware statutory trust, PEBK Capital Trust I ("PEBK Trust"), which issued $14 million of guaranteed preferred beneficial interests in the Company's junior subordinated deferrable interest debentures that qualify as Tier I capital under Federal Reserve Board guidelines. All of the common securities of PEBK Trust are owned by the Company. The proceeds from the issuance of the common securities and the trust preferred securities were used by PEBK Trust to purchase $14.4 million of junior subordinated debentures of the Company, which pay interest at a floating rate equal to prime plus 50 basis points. The proceeds received by the Company from the sale of the junior subordinated debentures were used for general purposes, primarily to provide capital to the Bank. The debentures represent the sole asset of PEBK Trust. The debentures and related earnings statement effects are eliminated in the Company's financial statements.

The Trust Preferred Securities accrue and pay quarterly distributions based on the liquidation value of $50,000 per capital security at a floating rate of prime plus 50 basis points. The Company has guaranteed distributions and other payments due on the Trust Preferred Securities to the extent PEBK Trust has funds with which to make the distributions and other payments. The net combined effect of all the documents entered into in connection with the Trust Preferred Securities is that the Company is liable to make the distributions and other payments required on the Trust Preferred Securities.

The Trust Preferred Securities are mandatorily redeemable upon maturity of the debentures on December 31, 2031, or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by PEBK Trust, in whole or in part, on or after December 31, 2006. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount and any accrued but unpaid interest.

Capital Resources

Shareholders' equity at December 31, 2001 was $45.4 million compared to $43.0 million and $38.0 million at December 31, 2000 and 1999, respectively. At December 31, 2001, unrealized gains and losses net of tax in the available-for-sale securities portfolio amounted to a loss of approximately $922,000. For the years ended December 31, 2000 and 1999, unrealized gains and losses net of tax in the available-for-sale securities portfolio amounted to a gain of approximately $4,000 and a loss of approximately $920,000, respectively. Average shareholders' equity as a percentage of total average assets is one measure used to determine capital strength. Average shareholders' equity as a percentage of total average assets was 8.25%, 9.13% and 9.43% for 2001, 2000 and 1999. The return on average shareholders' equity was 9.65% at December 31, 2001 as compared to 12.55% and 11.54% as of December 31, 2000 and December 31, 1999, respectively.

Under regulatory capital guidelines, financial institutions are currently required to maintain a total risk-based capital ratio of 8.0% or greater, with a Tier 1 risk-based capital ratio of 4.0% or greater. Tier 1 capital is generally defined as shareholders' equity less all intangible assets and goodwill. Tier 1 capital at December 31, 2001 includes $14.0 million in trust preferred securities. The Company's Tier I capital ratio was 11.14%, 10.11% and 10.99% at December 31, 2001, 2000 and 1999, respectively. Total risk based capital is defined as Tier 1 capital plus supplementary capital. Supplementary capital, or Tier 2 capital, consists of the Company's allowance for loan losses, not exceeding 1.25% of the Company's risk-weighted assets. Total risk-based capital ratio is therefore defined as the ratio of total capital (Tier 1 capital and Tier 2 capital) to risk-weighted assets. The Company's total risk based capital ratio was 12.27%, 11.22% and 12.11% at December 31, 2001, 2000 and 1999, respectively. In addition to the Tier I and total risk-based capital requirements, financial institutions are also required by the FDIC to maintain a leverage ratio of Tier 1 capital to total average assets of 4.0% or greater. The Company's Tier I leverage capital ratio was 10.46%, 9.10% and 9.21% at December 31, 2001, 2000 and 1999, respectively.

A Bank is considered to be "well capitalized" if it has a total risk-based capital ratio of 10.0 % or greater, a Tier I risk-based capital ratio of 6.0% or greater, and has a leverage ratio of 5.0% or greater. Based upon these guidelines, the Bank was considered to be "well capitalized" at December 31, 2001, 2000 and 1999, respectively.

The Company's key equity ratios as of December 31, 2001, 2000 and 1999 are presented in Table 11:

Table 11 - Equity Ratios

	Years Ended December 31,		
	2001	2000	1999
Return on average assets	0.80%	1.15%	1.09%
Return on average equity	9.65%	12.55%	11.54%
Dividend payout ratio	28.14%	23.39%	23.84%
Average equity to average assets	8.25%	9.13%	9.43%

Company Reorganization

Effective August 31, 1999, the Bank completed the process of converting to the holding company form of organization. The Bank is now a subsidiary of the Company, a one-bank holding company, headquartered in Newton, North Carolina.

As a result of the reorganization, each share of the Bank's common stock was automatically converted into one share of the Company's common stock. The Company is now the sole shareholder of the Bank. The corporate reorganization was accounted for in a manner similar to a pooling of interest.

Quarterly Financial Data

The Company's consolidated quarterly operating results for the years ended December 31, 2001 and 2000 are presented in table 12. The increase in provision for loan losses in fourth quarter 2001 reflects the charge off of two large loans during fourth quarter.

Table 12 - Quarterly Financial Data

(in thousands, except per share amounts)

	2001				2000			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Total interest income	$ 10,935	10,849	10,568	9,546	$ 9,077	9,838	10,754	11,190
Total interest expense	5,905	5,998	5,952	5,172	4,015	4,428	5,176	5,814
Net interest income	5,030	4,851	4,616	4,374	5,062	5,410	5,578	5,376
Provision for loan losses	429	453	760	1,903	256	523	640	460
Other income	1,602	1,990	2,110	2,561	863	1,141	868	1,044
Other expense	4,160	4,370	3,864	4,358	3,793	4,040	3,731	3,945
Income before income taxes	2,043	2,018	2,102	674	1,876	1,988	2,075	2,015
Income taxes	672	668	716	206	606	646	689	635
Net earnings	$ 1,371	1,350	1,386	468	$ 1,270	1,342	1,386	1,380
Net earnings per share	$ 0.42	0.42	0.43	0.15	$ 0.39	0.42	0.43	0.43

QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. This risk of loss can be reflected in either diminished current market values or reduced potential net interest income in future periods.

The Company's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. The structure of the Company's loan and deposit portfolios is such that a significant decline (increase) in interest rates may adversely impact net market values and interest income. Management seeks to manage the risk through the utilization of its investment securities and off balance sheet derivative instruments. During the years ended December 31, 2001, 2000 and 1999, the Company has used interest rate contracts to manage market risk. During first quarter 2001, the Company entered into an interest rate floor contract as a means of managing its interest rate risk. Interest rate floors are used to protect certain designated variable rate financial instruments from the downward effects of their repricing in the event of a decreasing rate environment. The total cost of the interest rate floor was $417,500 and it was not management's intention to use the floor as a fair value or cash flow hedge, as defined in SFAS No. 133. The Company sold the interest rate floor contract during the quarter ended June 30, 2001. For the years ended December 31, 2001 the Company recognized no interest expense related to derivative financial instruments. The Company expensed $3,200 and $22,944 for the years ended December 31, 2000 and 1999, respectively, related to derivative financial instruments. The Company had no off-balance sheet derivative financial instruments at December 31, 2001.

Table 13 presents in tabular form the contractual balances and the estimated fair value of the Company's on-balance sheet financial instruments and the notional amount and estimated fair value of the Company's off-balance sheet derivative instruments at their expected maturity dates for the period ended December 31, 2001. The expected maturity categories take into consideration historical prepayment experience as well as management's expectations based on the interest rate environment at December 31, 2001. For core deposits without contractual maturity (i.e. interest bearing checking, savings, and money market accounts), the table presents principal cash flows based on management's judgment concerning their most likely runoff or repricing behaviors.

Table 13- Market Risk Table

(In Thousands) **Principal/Notional Amount Maturing in:**

Loans Receivable	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Years Ended December 31, 2005 & 2006	Thereafter	Total	Fair Value
Fixed rate	$ 17,544	$ 18,126	$ 18,736	$ 32,021	$ 45,417	$ 131,844	$ 135,532
Average interest rate	11.58%	8.48%	7.96%	8.01%	8.65%		
Variable rate	$ 129,765	$ 48,511	$ 35,072	$ 50,728	$ 94,688	$ 358,764	$ 364,170
Average interest rate	5.94%	5.35%	5.37%	5.47%	5.54%		
Investment Securities							
Interest bearing cash	$ 214	$ -	$ -	$ -	$ -	$ 214	$ 214
Average interest rate	1.83%	-	-	-	-		
Federal funds sold	$ 2,261	$ -	$ -	$ -	$ -	$ 2,261	$ 2,261
Average interest rate	2.18%	-	-	-	-		
Securities available for sale	$ 3,070	$ 1,808	$ 4,307	$ 2,934	$ 72,166	$ 84,286	$ 84,286
Average interest rate	7.91%	4.89%	6.42%	6.02%	5.97%		
Nonmarketable equity securities	$ -	$ -	$ -	$ -	$ 4,603	$ 4,603	$ 4,603
Average interest rate	-	-	-	-	-		
Debt Obligations							
Deposits	$ 273,321	$ 24,328	$ 4,491	$ 779	$ 187,305	$ 490,223	$ 493,303
Average interest rate	4.77%	3.74%	3.83%	5.84%	0.76%		
Advances from FHLB	$ 16,000	$ 214	$ -	$ 5,000	$ 47,000	$ 68,214	$ 68,497
Average interest rate	1.88%	5.86%	0.00%	0.00%	4.58%		
Demand Notes payable to U.S. Treasury	$ 118	$ -	$ -	$ -	$ -	$ 118	$ 118
Average interest rate	1.43%	-	-	-	-		

MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Peoples Bancorp common stock is traded on the over-the-counter (OTC) market and quoted on the Nasdaq National Market, under the symbol "PEBK". Scott and Stringfellow, Inc., Ryan, Beck & Co., and Trident Securities, Inc. are market makers for the Company's shares.

Although the payment of dividends by the Company is subject to certain requirements and limitations of North Carolina corporate law, neither the Commissioner nor the FDIC have promulgated any regulations specifically limiting the right of the Company to pay dividends and repurchase shares. However, the ability of the Company to pay dividends and repurchase shares may be dependent upon the Company's receipt of dividends from the Bank. The Bank's ability to pay dividends is limited. North Carolina commercial banks, such as the Bank, are subject to legal limitations on the amounts of dividends they are permitted to pay. Dividends may be paid by the Bank from undivided profits, which are determined by deducting and charging certain items against actual profits, including any contributions to surplus required by North Carolina law. Also, an insured depository institution, such as the Bank, is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is defined in the applicable law and regulations). Based on its current financial condition, the Bank does not expect that this provision will have any impact on the Bank's ability to pay dividends.

As of March 1, 2002, the Company had 670 shareholders of record, not including the number of persons or entities whose stock is held in nominee or street name through various brokerage firms or banks. The market price for the Company's common stock was $15.85 on March 1, 2002.

Following is certain market and dividend information for the last two fiscal years. Information for quarters prior to the third quarter of 2000 relates to the Bank's common stock. Over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark down or commission and may not necessarily represent actual transactions.

MARKET AND DIVIDEND DATA

2001	Low Bid	High Bid	Cash Dividend Per Share
First Quarter	$ 13.000	$ 16.000	$ 0.10
Second Quarter	$ 16.050	$ 13.500	$ 0.10
Third Quarter	$ 16.000	$ 20.000	$ 0.10
Fourth Quarter	$ 14.100	$ 17.000	$ 0.10

2000	Low Bid	High Bid	Cash Dividend Per Share
First Quarter	$ 11.591	$ 13.636	$ 0.09
Second Quarter	$ 12.159	$ 16.250	$ 0.10
Third Quarter	$ 12.000	$ 13.625	$ 0.10
Fourth Quarter	$ 11.625	$ 13.500	$ 0.10

DIRECTORS AND OFFICERS OF THE COMPANY

DIRECTORS

Robert C. Abernethy – Chairman
Chairman of the Board, Peoples Bancorp of North Carolina, Inc. and Peoples Bank;
President, Secretary and Treasurer, Carolina Glove Company, Inc. (glove manufacturer)

James S. Abernethy
President and Assistant Secretary, Midstate Contractors, Inc. (paving company)

Bruce R. Eckard
President, Eckard Vending Company, Inc. (vending machine servicer)

John H. Elmore, Jr.
Chairman of the Board, Chief Executive Officer and Treasurer; Elmore Construction Company, Inc.

Gary E. Matthews
President and Director, Matthews Construction Company, Inc.

Charles F. Murray
President, Murray's Hatchery, Inc.

Larry E. Robinson
President and Chief Executive Officer, Blue Ridge Distributing Co., Inc. (beer and wine distributor)
& President and Chief Executive Officer, Associated Brands, Inc. (beer and wine distributor)

Fred L. Sherrill, Jr.
Retired (furniture manufacturing executive)

Dan Ray Timmerman, Sr.
President, Timmerman Manufacturing, Inc. (wrought iron furniture manufacturer)

Benjamin I. Zachary
General Manager, Treasurer, Secretary and Member of the Board of Directors,
Alexander Railroad Company

OFFICERS

Tony W. Wolfe
President and Chief Executive Officer

Joseph F. Beaman, Jr.
Executive Vice President and Corporate Secretary

Lance A. Sellers
Executive Vice President and Assistant Corporate Secretary

William D. Cable
Executive Vice President and Assistant Corporate Treasurer

A. Joseph Lampron
Executive Vice President, Chief Financial Officer and Corporate Treasurer

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
Peoples Bancorp of North Carolina, Inc.
Newton, North Carolina:

We have audited the accompanying consolidated balance sheets of Peoples Bancorp of North Carolina, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of earnings, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bancorp of North Carolina, Inc. as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Porter Keadle Moore, LLP

Atlanta, Georgia
January 18, 2002

Certified Public Accountants
Suite 1800 ◦ 235 Peachtree Street NE ◦ Atlanta, Georgia 30303 ◦ Phone 404-588-4200 ◦ Fax 404-588-4222

PEOPLES BANCORP OF NORTH CAROLINA, INC.

Consolidated Balance Sheets

December 31, 2001 and 2000

	2001	2000
Assets		
Cash and due from banks, including reserve requirements of $2,246,000 and $4,739,000	$ 13,042,320	13,619,197
Federal funds sold	2,261,000	5,020,000
Cash and cash equivalents	15,303,320	18,639,197
Investment securities available for sale	84,286,037	71,564,844
Other investments	4,602,773	2,398,873
Mortgage loans held for sale	5,338,931	1,563,700
Loans, net	484,517,151	406,226,100
Premises and equipment, net	14,679,191	12,907,968
Cash surrender value of life insurance	4,583,000	-
Accrued interest receivable and other assets	6,194,301	5,701,105
	$ 619,504,704	519,001,787
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest-bearing	$ 56,826,130	52,793,390
Interest-bearing	433,397,059	397,279,952
Total deposits	490,223,189	450,073,342
Demand notes payable to U. S. Treasury	117,987	1,600,000
Accrued interest payable and other liabilities	1,548,139	2,932,284
Federal Home Loan Bank advances	68,214,286	21,357,142
Guaranteed preferred beneficial interests in Company's junior subordinated debentures (Trust Preferred Securities)	14,000,000	-
Total liabilities	574,103,601	475,962,768
Commitments		
Shareholders' equity:		
Preferred stock, no par value; authorized 5,000,000 shares; no shares issued and outstanding	-	-
Common stock, no par value; authorized 20,000,000 shares; 3,218,714 shares issued and outstanding	36,407,798	36,407,798
Retained earnings	9,915,399	6,627,533
Accumulated other comprehensive income (loss)	(922,094)	3,688
Total shareholders' equity	45,401,103	43,039,019
	$ 619,504,704	519,001,787

See accompanying notes to consolidated financial statements.

PEOPLES BANCORP OF NORTH CAROLINA, INC.

Consolidated Statements of Earnings

For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Interest income:			
Interest and fees on loans	$ 36,512,395	36,423,973	28,375,391
Interest on federal funds sold	126,791	281,659	338,941
Interest and dividends on securities:			
U. S. Treasuries	-	16,572	50,221
U. S. Government agencies	3,918,551	2,977,459	2,297,645
State and political subdivisions	911,707	988,020	973,744
Other	428,157	171,600	266,097
Total interest income	41,897,601	40,859,283	32,302,039
Interest expense:			
Deposits	20,790,136	18,326,359	14,009,018
Federal Home Loan Bank advances	2,118,511	974,036	735,752
Other	117,849	131,705	45,501
Total interest expense	23,026,496	19,432,100	14,790,271
Net interest income	18,871,105	21,427,183	17,511,768
Provision for loan losses	3,545,322	1,879,100	425,000
Net interest income after provision for loan losses	15,325,783	19,548,083	17,086,768
Other income:			
Service charges on deposit accounts	2,805,492	1,588,390	1,326,810
Other service charges and fees	471,998	367,352	298,454
Gain (loss) on sale of securities	1,613,992	(483,472)	(34,824)
Mortgage banking income	1,014,043	241,007	740,031
Insurance and brokerage commissions	348,582	168,557	129,786
Miscellaneous	2,008,797	2,033,930	919,804
Total other income	8,262,904	3,915,764	3,380,061
Other expenses:			
Salaries and employee benefits	9,115,496	8,899,285	7,737,404
Occupancy	2,984,100	2,509,720	2,230,448
Other operating	4,652,197	4,099,972	3,863,652
Total other expenses	16,751,793	15,508,977	13,831,504
Earnings before income taxes	6,836,894	7,954,870	6,635,325
Income tax expense	2,261,542	2,576,400	2,093,380
Net earnings	$ 4,575,352	5,378,470	4,541,945
Net earnings per share	$ 1.42	1.67	1.41

See accompanying notes to consolidated financial statements.

PEOPLES BANCORP OF NORTH CAROLINA, INC.

Consolidated Statements of Changes in Shareholders' Equity

For the Years Ended December 31, 2001, 2000 and 1999

	Common Stock		Retained	Accumulated Other Comprehensive	
	Shares	Amount	Earnings	Income (Loss)	Total
Balance, December 31, 1998	2,926,500	$ 31,730,372	3,735,171	458,592	35,924,135
Cash paid in lieu of fractional shares	(182)	(910)	(4,961)	-	(5,871)
Cash dividends declared ($0.34 per share)	-	-	(1,082,738)	-	(1,082,738)
Net earnings	-	-	4,541,945	-	4,541,945
Change in net unrealized gain (loss) on investment securities available for sale, net of tax	-	-	-	(1,378,992)	(1,378,992)
Balance, December 31, 1999	2,926,318	31,729,462	7,189,417	(920,400)	37,998,479
10% stock dividend	292,396	4,678,336	(4,678,336)	-	-
Cash paid in lieu of fractional shares	-	-	(3,775)	-	(3,775)
Cash dividends declared ($0.39 per share)	-	-	(1,258,243)	-	(1,258,243)
Net earnings	-	-	5,378,470	-	5,378,470
Change in net unrealized gain (loss) on investment securities available for sale, net of tax	-	-	-	924,088	924,088
Balance, December 31, 2000	3,218,714	36,407,798	6,627,533	3,688	43,039,019
Cash dividends declared ($0.40 per share)	-	-	(1,287,486)	-	(1,287,486)
Net earnings	-	-	4,575,352	-	4,575,352
Change in net unrealized gain (loss) on investment securities available for sale, net of tax	-	-	-	(925,782)	(925,782)
Balance, December 31, 2001	3,218,714	$ 36,407,798	9,915,399	(922,094)	45,401,103

See accompanying notes to consolidated financial statements.

PEOPLES BANCORP OF NORTH CAROLINA, INC.

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Net earnings	$ 4,575,352	5,378,470	4,541,945
Other comprehensive income, net of tax:			
Unrealized gains (losses) on investment securities available for sale	97,560	1,030,186	(2,293,615)
Reclassification adjustment for (gains) losses on sales of investment securities available for sale	(1,613,992)	483,472	34,824
Total other comprehensive income (loss), before income taxes	(1,516,432)	1,513,658	(2,258,791)
Income tax expense (benefit) related to other comprehensive income:			
Unrealized holding gains (losses) on investment securities available for sale	38,000	401,258	(893,363)
Reclassification adjustment for (gains) losses on sales of investment securities available for sale	(628,650)	188,312	13,564
Total income tax expense (benefit) related to other comprehensive income	(590,650)	589,570	(879,799)
Total other comprehensive income (loss), net of tax	(925,782)	924,088	(1,378,992)
Total comprehensive income	$ 3,649,570	6,302,558	3,162,953

See accompanying notes to consolidated financial statements.

PEOPLES BANCORP OF NORTH CAROLINA, INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net earnings	$ 4,575,352	5,378,470	4,541,945
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation, amortization and accretion	1,584,437	1,531,860	1,794,646
Provision for loan losses	3,545,322	1,879,100	425,000
Provision for deferred taxes	(532,329)	(246,511)	915,285
Loss (gain) on sale of investment securities	(1,613,992)	483,472	34,824
Loss (gain) on sale of premises and equipment	-	(598,308)	12,925
Loss (gain) on sale of mortgage loans	(37,152)	292,796	369,583
Loss (gain) on sale of other real estate	51,840	(9,226)	64,943
Change in:			
Other assets	1,017,755	(1,090,782)	(1,006,947)
Other liabilities	(1,384,145)	1,230,278	(797,420)
Mortgage loans held for sale	(3,738,079)	(171,024)	7,204,762
Net cash provided by operating activities	3,469,009	8,680,125	13,559,546
Cash flows from investing activities:			
Purchase of investment securities available for sale	(118,372,897)	(33,291,361)	(23,737,969)
Proceeds from calls and maturities of investment securities available for sale	22,714,408	7,139,920	15,076,886
Proceeds from sales of investment securities available for sale	82,969,419	18,129,483	6,896,296
Change in other investments	(2,203,900)	(1,053,773)	150,200
Purchase of cash value life insurance	(4,583,000)	-	-
Net change in loans	(82,092,812)	(72,926,623)	(38,273,585)
Purchases of premises and equipment	(3,652,961)	(2,243,860)	(1,857,657)
Proceeds from sale of premises and equipment	645,429	1,916,505	4,500
Construction in progress	(100,633)	(3,779,053)	(870,284)
Improvements to other real estate	-	-	(241,951)
Proceeds from sale of other real estate	60,310	36,426	740,962
Net cash used by investing activities	(104,616,637)	(86,072,336)	(42,112,602)
Cash flows from financing activities:			
Net change in deposits	40,149,847	73,438,973	26,566,991
Net change in demand notes payable to U. S. Treasury	(1,482,013)	-	1,460,765
Proceeds from FHLB borrowings	51,000,000	18,000,000	1,000,000
Payments of FHLB advances	(4,142,856)	(11,142,858)	(142,857)
Proceeds from issuance of trust preferred securities	14,000,000	-	-
Transaction costs associated with trust preferred securities	(425,741)	-	-
Cash dividends	(1,287,486)	(1,258,243)	(1,082,738)
Cash paid in lieu of fractional shares	-	(3,775)	(5,871)
Net cash provided by financing activities	97,811,751	79,034,097	27,796,290
Net change in cash and cash equivalents	(3,335,877)	1,641,886	(756,766)
Cash and cash equivalents at beginning of year	18,639,197	16,997,311	17,754,077
Cash and cash equivalents at end of year	$ 15,303,320	18,639,197	16,997,311

PEOPLES BANCORP OF NORTH CAROLINA, INC.

Consolidated Statements of Cash Flows, continued

For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 23,068,630	18,952,793	14,812,486
Income taxes	$ 3,209,000	2,663,000	1,000,000
Noncash investing and financing activities:			
Change in net unrealized gain(loss) on investment securities available for sale, net of tax	$ (925,782)	924,088	(1,378,992)
Transfer of loans to other real estate	$ 256,439	95,000	123,451
Financed sales of other real estate	$ -	-	60,000

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Organization

Peoples Bancorp of North Carolina, Inc. (Bancorp) received regulatory approval to operate as a bank holding company on July 22, 1999, and became effective August 31, 1999. Bancorp is primarily regulated by the Federal Reserve Bank, and serves as the one bank holding company for Peoples Bank.

Peoples Bank (the "Bank") commenced business in 1912 upon receipt of its banking charter from the North Carolina State Banking Commission (the "SBC"). The Bank is primarily regulated by the SBC and the Federal Deposit Insurance Corporation and undergoes periodic examinations by these regulatory agencies. The Bank, whose main office is in Newton, North Carolina, provides a full range of commercial and consumer banking services primarily in Catawba, Alexander, Lincoln and Iredell counties in North Carolina.

Peoples Investment Services, Inc. is a wholly owned subsidiary of the Bank, which began operations in 1996 to provide investment and trust services through agreements with an outside party.

Real Estate Advisory Services, Inc. is a wholly owned subsidiary of the Bank which began operations in 1997 to provide real estate appraisal and property management services to individuals and commercial customers of the Bank.

Principles of Consolidation

The consolidated financial statements include the financial statements of Peoples Bancorp of North Carolina, Inc. and its wholly owned subsidiaries, PEBK Capital Trust I and Peoples Bank, along with its wholly owned subsidiaries, Peoples Investment Services, Inc. and Real Estate Advisory Services, Inc. (collectively called the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting principles followed by the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America ("GAAP") and with general practices in the banking industry. In preparing the financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses and valuation of real estate acquired in connection with or in lieu of foreclosure on loans.

Certain amounts in the 2000 and 1999 financial statements have been reclassified to conform to the 2001 presentation. Such reclassifications had no effect on net earnings or total assets.

Investment Securities

The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for sale in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held to maturity are classified as available for sale. At December 31, 2001 and 2000, the Company had classified all of its investment securities as available for sale.

Available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of shareholders' equity until realized.

A decline in the market value of any available for sale investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

(1) Summary of Significant Accounting Policies, continued

Other Investments

Other investments include equity securities with no readily determinable fair value. These investments are carried at cost.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of aggregate cost or market value. At December 31, 2001 and 2000, the cost of mortgage loans held for sale approximates the market value.

Loans and Allowance for Loan Losses

Loans are stated at principal amount outstanding, net of the allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan will not be collected.

Accrual of interest is discontinued on a loan when management believes, after considering economic conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Interest previously accrued but not collected is reversed against current period earnings when such loans are placed on nonaccrual status.

The allowance for loan losses is established through a provision for loan losses charged to earnings. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount, which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans. In determining the adequacy of the allowance for loan losses, management uses a loan grading system that rates individual loans into nine risk classifications. These risk categories are assigned allocations of loss based on management's estimate of potential loss which is generally based on an analysis of historical loss experience, current economic conditions, performance trends, and discounted collateral deficiencies. The combination of these results is compared monthly to the recorded allowance for loan losses and material differences are adjusted by increasing or decreasing the provision for loan losses. Management uses an independent external loan reviewer to challenge and corroborate the loan grading system and provide additional analysis in determining the adequacy of the allowance for loan losses and the future provisions for estimated losses.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on judgments different than those of management.

Mortgage Banking Activities

Mortgage banking income represents net gains from the sale of mortgage loans and fees received from borrowers and loan investors related to the Company's origination of single-family residential mortgage loans.

(1) Summary of Significant Accounting Policies, continued

Mortgage Banking Activities, continued

Mortgage servicing rights represent the unamortized cost of purchased and originated contractual rights to service mortgages for others in exchange for a servicing fee. Mortgage servicing rights are amortized over the period of estimated net servicing income and are periodically adjusted for actual prepayments of the underlying mortgage loans. The Company recognized servicing assets of approximately $61,000, $172,000 and $610,000 during 2001, 2000 and 1999, respectively, and amortized approximately $196,000, $220,000 and $212,000 during 2001, 2000 and 1999, respectively.

Mortgage loans serviced for others are not included in the accompanying balance sheets. The unpaid principal balances of mortgage loans serviced for others was approximately $79,128,000 and $97,899,000 at December 31, 2001 and 2000, respectively.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in earnings for the period. The cost of maintenance and repairs which do not improve or extend the useful life of the respective asset is charged to income as incurred, whereas significant renewals and improvements are capitalized. The range of estimated useful lives for premises and equipment are generally as follows:

Buildings and improvements	10 - 50 years
Furniture and equipment	3 - 10 years

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Intangible Assets

Deposit base premiums, representing the cost of acquiring deposits from other financial institutions, are being amortized by charges to earnings over seven years using the straight-line method. Amortization of deposit base premiums was approximately $174,000 for 2001, 2000, and 1999.

Derivative Financial Instruments

To manage interest rate risk, the Company uses purchased interest rate floors and caps. Interest rate floors and caps are agreements whereby the Bank obtains the right receive interest payments when an interest rate moves above or below a specified floor or cap rate. The net interest payable or receivable on floors and caps is accrued and recognized as an adjustment to interest income or interest expense of the related asset or liability. The derivative instrument is recorded at fair value and the accounting for the changes in the fair value of the instrument depends upon its intended use at inception. The change in fair value of instruments used as fair value hedges is accounted for in the earnings of the period simultaneous with accounting for the fair value change of the item being hedged. The change in fair value of the effective portion of cash flow hedges is accounted for as a component of comprehensive income rather than earnings. The change in fair value of derivative instruments that are not intended as a hedge is accounted for in the earnings of the period of the change.

(1) *Summary of Significant Accounting Policies, continued*

Net Earnings Per Share

Net earnings per share is based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. The average market price during the year is used to compute equivalent shares. For the years ended December 31, 2001, 2000 and 1999, net earnings per share equaled diluted earnings per share, as the potential common shares outstanding during the period had no effect on the computation. Net earnings per share for the years ended December 31, 2001, 2000 and 1999 are computed based on weighted average shares outstanding of 3,218,714.

During 1999, the Company declared a 3 for 2 stock split. Additionally, the Company declared and distributed a 10% stock dividend to its shareholders in April, 2000. All previously reported per share amounts have been restated to reflect the stock split and stock dividend.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of SFAS No. 125", was effective for transfers and servicing of financial assets occurring after March 31, 2001 and was effective for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The implementation of SFAS No. 140 did not have a material impact on the Company's financial position, results of operations or liquidity.

On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 is effective for business combinations initiated after June 30, 2001 and requires all business combinations completed after its adoption to be accounted for under the purchase method of accounting and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142 will be effective for the Company on January 1, 2002 and addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. Upon adoption of SFAS No. 142, goodwill and some intangible assets will no longer be amortized and will be tested for impairment at least annually. The Company believes the adoption of SFAS No. 142 will not have a material impact on its financial position, results of operations or liquidity.

(2) Corporate Reorganization

Effective August 31, 1999, Peoples Bank completed the process of converting to a holding company form of operation. Peoples Bancorp of North Carolina, Inc. has become the parent of Peoples Bank. Bancorp is a North Carolina, one-bank holding company, headquartered in Newton, North Carolina.

Peoples Bank's shareholders approved the holding company reorganization at the Bank's annual meeting held in May, 1999. Regulatory approval was received on July 22, 1999. The holding company conversion was completed successfully on August 31, 1999. As a result of the conversion, each share of Bank $5 par value common stock was converted into one share of Bancorp no par value stock, and the Bank's common stock and additional paid-in capital accounts were combined into Bancorp's common stock account. Certain shareholders representing 182 shares were paid cash of $5,871 in lieu of the issuance of fractional shares. Bancorp is now the sole shareholder of the Bank.

(3) Investment Securities

Investment securities available for sale at December 31, 2001 and 2000 are as follows:

		December 31, 2001			
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities	$	64,862,499	99,308	1,579,620	63,382,187
State and political subdivisions		16,433,929	242,972	273,051	16,403,850
Trust preferred securities		4,500,000	-	-	4,500,000
Total	$	85,796,428	342,280	1,852,671	84,286,037

(3) Investment Securities, continued

		December 31, 2000			
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	$	24,997,100	185,280	63,334	25,119,046
Mortgage-backed securities		24,396,834	141,760	320,829	24,217,765
State and political subdivisions		22,164,868	190,651	127,486	22,228,033
Total	$	71,558,802	517,691	511,649	71,564,844

The amortized cost and fair value of investment securities available for sale at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

		Amortized Cost	Estimated Fair Value
Due within one year	$	3,960,963	3,995,251
Due from one to five years		4,624,279	4,775,590
Due from five to ten years		3,512,815	3,539,473
Due after ten years		8,835,872	8,593,536
Mortgage-backed securities		64,862,499	63,382,187
	$	85,796,428	84,286,037

Proceeds from sales of securities available for sale during 2001, 2000, and 1999 were $82,969,419, $18,129,483 and $6,896,296, respectively. Gross gains of $1,626,583 and $39,788 for 2001 and 1999, respectively, along with gross losses of $12,591, $483,472 and $74,612 for 2001, 2000 and 1999, respectively, were realized on those sales.

Securities with a carrying value of approximately $27,210,000 and $26,022,000 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes as required by law.

(4) Loans

Major classifications of loans at December 31, 2001 and 2000 are summarized as follows:

		2001	2000
Commercial	$	102,409,403	96,881,936
Real estate - mortgage		277,737,352	229,260,731
Real estate - construction		82,790,441	58,938,765
Consumer		27,670,525	25,857,895
Total loans		490,607,721	410,939,327
Less allowance for loan losses		6,090,570	4,713,227
Total net loans	$	484,517,151	406,226,100

The Company grants loans and extensions of credit primarily within the Catawba Valley region of North Carolina which encompasses Catawba and Alexander counties and portions of Iredell and Lincoln counties.

(4) Loans, continued

At December 31, 2001 and 2000, the Company had nonaccrual loans approximating $3,756,000 and $5,421,000, respectively. In addition, the Company had approximately $655,000 and $545,000 in loans past due more than ninety days and still accruing interest at December 31, 2001 and 2000, respectively. Interest income that would have been recorded on nonaccrual loans for the years ended December 31, 2001, 2000, and 1999, had they performed in accordance with their original terms, amounted to approximately $695,000, $508,000 and $333,000, respectively. Interest income on nonaccrual loans included in the results of operations for 2001, 2000 and 1999 amounted to approximately $22,000, $94,000 and $61,000, respectively.

At December 31, 2001 and 2000, the recorded investment in loans that were considered to be impaired under SFAS No. 114 was approximately $4,408,909 and $5,966,000, respectively, of which approximately $3,756,000 at December 31, 2001 and $5,421,000 at December 31, 2000 was on nonaccrual. The related allowance for loan losses on these loans was approximately $699,000 and $925,000 at December 31, 2001 and 2000, respectively. The average recorded investment in impaired loans for the twelve months ended December 31, 2001 and 2000 was approximately $5,743,000 and $3,673,000, respectively. For the years ended December 31, 2001, 2000, and 1999, the Company recognized approximately $38,000, $94,000 and $61,000, respectively, of interest income on impaired loans.

Changes in the allowance for loan losses were as follows:

		2001	2000	1999
Balance at beginning of year	$	4,713,227	3,924,348	4,136,690
Amounts charged off		(2,358,320)	(1,158,381)	(705,277)
Recoveries on amounts previously charged off		190,341	68,160	67,935
Provision for loan losses		3,545,322	1,879,100	425,000
Balance at end of year	$	6,090,570	4,713,227	3,924,348

(5) Premises and Equipment

Major classifications of premises and equipment are summarized as follows:

		2001	2000
Land	$	2,844,746	3,300,561
Buildings and improvements		9,847,402	3,990,234
Furniture and equipment		9,427,871	7,278,731
		22,120,019	14,569,526
Less accumulated depreciation		7,541,460	6,310,895
		14,578,559	8,258,631
Construction in progress		100,632	4,649,337
	$	14,679,191	12,907,968

Depreciation expense was approximately $1,337,000, $1,139,000 and $1,175,000, for the years ended December 31, 2001, 2000, and 1999, respectively.

(6) Time Deposits

The aggregate amount of time deposit accounts with a minimum denomination of $100,000 was $156,034,091 and $129,111,812 at December 31, 2001 and 2000, respectively.

At December 31, 2001, the scheduled maturities of time deposits are as follows:

2002	$ 259,481,261
2003	23,053,831
2004	4,490,824
2005	554,826
2006 and thereafter	224,449
	$ 287,805,191

(7) Federal Home Loan Bank Advances

The Bank has advances from the Federal Home Loan Bank ("FHLB") with monthly interest payments at various maturity dates and interest rates ranging from 1.83% to 6.16% at December 31, 2001. The FHLB advances are collateralized by a blanket assignment on all residential first mortgage loans and commercial real estate loans that the Bank owns.

Advances from the FHLB outstanding at December 31, 2001 mature as follows:

Year	
2002	$ 16,000,000
2003	214,286
2005	5,000,000
2010	12,000,000
2011	35,000,000
	$ 68,214,286

These borrowings are extended to the Bank under an extension of credit equal to 20% of the Bank's total assets. The Bank is required to purchase and hold certain amounts of FHLB stock in order to obtain FHLB borrowings. No ready market exists for the FHLB stock, and it has no quoted market value. The stock is redeemable at $100 per share subject to certain limitations set by the FHLB. At December 31, 2001 and 2000 the Bank owned FHLB stock amounting to $3,410,800 and $1,206,900, respectively.

(8) Trust Preferred Securities

In December, 2001 the Company formed a wholly owned Delaware statutory trust, PEBK Capital Trust I ("PEBK Trust"), which issued $14 million of guaranteed preferred beneficial interests in the Company's junior subordinated deferrable interest debentures that qualify as Tier I capital under Federal Reserve Board guidelines. All of the common securities of PEBK Trust are owned by the Company. The proceeds from the issuance of the common securities and the trust preferred securities were used by PEBK Trust to purchase $14.4 million of junior subordinated debentures of the Company, which pay interest at a floating rate equal to prime plus 50 basis points. The proceeds received by the Company from the sale of the junior subordinated debentures were used for general purposes, primarily to provide capital to the Bank. The debentures represent the sole asset of PEBK Trust. The debentures and related earnings statement effects are eliminated in the Company's financial statements.

The Trust Preferred Securities accrue and pay quarterly distributions based on the liquidation value of $50,000 per capital security at a floating rate of prime plus 50 basis points. The Company has guaranteed distributions and other payments due on the Trust Preferred Securities to the extent PEBK Trust has funds with which to make the distributions and other payments. The net combined effect of all the documents entered into in connection with the Trust Preferred Securities is that the Company is liable to make the distributions and other payments required on the Trust Preferred Securities.

(8) Trust Preferred Securities, continued

The Trust Preferred Securities are mandatorily redeemable upon maturity of the debentures on December 31, 2031, or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by PEBK Trust, in whole or in part, on or after December 31, 2006. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount and any accrued but unpaid interest.

(9) Income Taxes

The provision for income taxes is summarized as follows:

		2001	2000	1999
Current	$	2,793,871	2,822,911	1,178,095
Deferred		(532,329)	(246,511)	915,285
	$	2,261,542	2,576,400	2,093,380

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

		2001	2000	1999
Pre-tax income at statutory rates (34%)	$	2,324,544	2,704,656	2,256,010
Differences:				
Tax exempt interest income		(331,035)	(354,948)	(343,143)
Nondeductible interest and other expense		56,330	64,717	54,805
Other, net		(16,444)	(22,229)	30,642
State taxes, net of federal benefit		228,147	184,204	95,066
	$	2,261,542	2,576,400	2,093,380

The following summarizes the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities. The net deferred tax asset is included as a component of other assets at December 31, 2001 and 2000.

		2001	2000
Deferred tax assets:			
Allowance for loan losses	$	1,938,983	1,341,505
Amortizable intangible assets		262,652	228,305
Accrued retirement expense		92,520	103,599
Accrued contingent liabilities		9,639	83,644
Foreclosed real estate		16,193	24,669
Income from non-accrual loans		254,247	250,330
Unrealized loss on available for sale securities		588,296	-
Other		24,520	9,076
Total gross deferred tax assets		3,187,050	2,041,128
Deferred tax liabilities:			
Unrealized gain on available for sale securities		-	2,354
Deferred loan fees		1,225,178	1,187,215
Premises and equipment		133,467	150,744
Deferred income from servicing rights		378,386	349,278
Other		-	24,497
Total gross deferred tax liabilities		1,737,031	1,714,088
Net deferred tax asset	$	1,450,019	327,040

(10) Related Party Transactions

The Company conducts transactions with its directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the policy of the Company that loan transactions with directors and officers be made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. The following is a summary of activity for related party loans for 2001:

Beginning balance	$ 13,088,000
New loans	4,375,000
Repayments	(3,681,000)
Ending balance	$ 13,782,000

At December 31, 2001 and 2000, the Company had deposit relationships with related parties of approximately $11,955,000 and $8,800,000, respectively.

The Company also enters into contracts from time to time with certain directors for the construction of bank facilities. At December 31, 2001, the Company had outstanding construction contracts with these directors amounting to approximately $1,100,000. During the year ended December 31, 2001, 2000 and 1999, total construction costs for bank facilities paid to directors was approximately $1,435,000, $2,915,000 and $374,000, respectively.

(11) Commitments

The Company leases various office space for banking and operational facilities under operating lease arrangements. Future minimum lease payments required for all operating leases having a remaining term in excess of one year at December 31, 2001 are as follows:

Year	Amount
2002	$ 328,908
2003	330,908
2004	340,908
2005	340,908
2006	191,873
Thereafter	1,155,750
Total minimum obligation	$ 2,689,255

Total rent expense was approximately $351,000, $361,000 and $262,000, for 2001, 2000, and 1999, respectively.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

(11) Commitments, continued

In most cases, the Company does require collateral or other security to support financial instruments with credit risk.

		Contractual Amount	
		2001	2000
Financial instruments whose contract amounts represent credit risk:			
Commitments to extend credit	$	91,822,000	89,407,000
Standby letters of credit	$	1,667,000	2,208,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management's credit evaluation. Collateral held varies but may include unimproved and improved real estate, certificates of deposit, or personal property.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to businesses in the Company's delineated trade area. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds real estate, equipment, automobiles and customer deposits as collateral supporting those commitments for which collateral is deemed necessary.

In the normal course of business, the Company is a party (both as plaintiff and defendant) to a number of lawsuits. In the opinion of management and counsel, none of these cases should have a material adverse effect on the financial position of the Bank or the Company.

The Company has $16,500,000 available for the purchase of overnight federal funds from three correspondent financial institutions.

(12) Employee and Director Benefit Programs

The Company has a profit sharing and 401(k) plan for the benefit of substantially all employees subject to certain minimum age and service requirements. Under this plan, the Company matches employee contributions to a maximum of five percent of annual compensation. The Company's contribution pursuant to this formula was approximately $318,000, $249,000 and $163,000, for the years of 2001, 2000, and 1999, respectively. The Board of Directors elected not to make a discretionary contribution in 2001, 2000, or 1999. Investments of the plan are determined by the compensation committee consisting of selected outside directors and senior executive officers. No investments in Company stock have been made by the plan. The vesting schedule for the plan begins at 20 percent after three years of employment and graduates 20 percent each year until reaching 100 percent after seven years of employment.

During December, 2001, the Company initiated a postretirement benefit plan to provide retirement benefits to key officers and its Board of Directors and to provide death benefits for their designated beneficiaries. Under the plan, the Company purchased life insurance contracts on the lives of the key officers and each director. The increase in cash surrender value of the contracts, less the Company's cost of funds, constitutes the Company's contribution to the plan each year. Plan participants are to be paid annual benefits for a specified number of years commencing upon retirement. At December 31, 2001, the cash surrender value of the insurance contracts was approximately $4,583,000. The Company incurred no expense for benefits relating to this plan during 2001.

(12) Employee and Director Benefit Programs, continued

The Company is currently paying medical benefits for certain retired employees. Postretirement benefits, including amortization of the transition obligation, were approximately $33,484, $30,680 and $28,830, for the years ended December 31, 2001, 2000, and 1999, respectively. The following table sets forth the accumulated postretirement benefit obligation as of December 31, 2001 and 2000, which represents the liability for accrued postretirement benefit costs:

	2001	2000
Accumulated postretirement benefit obligation	$ 213,536	194,598
Unrecognized transition obligation	(17,407)	(34,819)
Unrecognized gain (loss)	(38,048)	(16,024)
Net liability recognized	$ 158,081	143,755

Effective May 13, 1999, the Company adopted an Omnibus Stock Ownership and Long Term Incentive Plan (the "Plan") whereby certain stock-based rights, such as stock options, restricted stock, performance units, stock appreciation rights, or book value shares, may be granted to eligible directors and employees. A total of 321,860 shares were reserved for possible issuance under this Plan. All rights must be granted or awarded within ten years from the effective date.

Under the Plan, the Company awarded 5,365 book value shares to each of its ten directors with vesting for nine of the directors over a five year period, effective September 28, 1999, and immediate vesting for one director. Any recipient of book value shares has no rights as a shareholder with respect to the book value shares. The intitial value of the book value shares awarded during 1999 was determined to be $11.45 per share. The Company recorded an expense of approximately $43,000, $33,000 and $3,000 associated with the benefits of this plan in the years ended December 31, 2001, 2000 and 1999, respectively.

Also under the Plan, the Company granted incentive stock options to certain eligible employees in order that they may purchase Company stock at a price equal to the fair market value on the date of the grant. The options granted in 1999 vest over a five year period. Options granted in 2001 and 2000 vest over a three year period. All options expire after ten years. A summary of the activity in the Plan is presented below:

	2001		2000		1999	
	Shares	Weighted Average Option Price Per Share	Shares	Weighted Average Option Price Per Share	Shares	Weighted Average Option Price Per Share
Outstanding, beginning of year	77,598	$ 14.00	27,657	$ 16.36	-	$ -
Granted during the year	62,105	$ 15.86	49,941	$ 12.69	27,657	$ 16.36
Outstanding, end of year	139,703	$ 14.82	77,598	$ 14.00	27,657	$ 16.36
Number of shares exercisable	27,709		5,530		-	

The weighted average grant-date fair value of options granted in 2001, 2000 and 1999 was $10.40, $6.24, and $6.48, respectively. Options outstanding at December 31, 2001 are exercisable at option prices ranging from $12.69 to $16.36, as presented in the table above. Such options have a weighted average remaining contractual life of approximately 9 years.

(12) Employee and Director Benefit Programs, continued

The Plan is accounted for under Accounting Principles Board Opinion No. 25 and related interpretations. No compensation expense has been recognized related to the grant of the incentive stock options. Had compensation cost been determined based upon the fair value of the options at the grant dates, the Company's net earnings and net earnings per share would have been reduced to the proforma amounts indicated below.

		2001	2000	1999
Net earnings	As reported	$ 4,575,352	5,378,470	4,541,945
	Proforma	$ 4,174,899	5,185,258	4,440,959
Net earnings per share	As reported	$ 1.42	1.67	1.55
	Proforma	$ 1.30	1.61	1.52

The fair value of each option is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999, respectively - dividend yield of 2.8%, 2.9% and 2.5%, respectively; risk free interest rate of 5%, 5% and 7%, respectively; and an expected life of 10 years. For disclosure purposes, the Company immediately recognized the expense associated with the option grants assuming that all awards vest upon grant.

(13) Regulatory Matters

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2001, that Bancorp and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001 the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

(13) Regulatory Matters, continued

The Company's and the Bank's actual capital amounts and ratios are presented below.

	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 66,254	12.27%	43,208	8.00%	N/A	N/A
Bank	$ 64,841	12.03%	43,105	8.00%	53,881	10.00%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$ 60,163	11.14%	21,604	4.00%	N/A	N/A
Bank	$ 58,750	10.90%	21,552	4.00%	32,328	6.00%
Tier 1 Capital (to Average Assets)						
Consolidated	$ 60,163	10.46%	22,999	4.00%	N/A	N/A
Bank	$ 58,750	10.24%	22,959	4.00%	28,699	5.00%
As of December 31, 2000:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 47,412	11.22%	33,803	8.00%	N/A	N/A
Bank	$ 46,464	11.02%	33,738	8.00%	42,172	10.00%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$ 42,699	10.11%	16,901	4.00%	N/A	N/A
Bank	$ 41,751	9.90%	16,869	4.00%	25,303	6.00%
Tier 1 Capital (to Average Assets)						
Consolidated	$ 42,699	9.10%	18,768	4.00%	N/A	N/A
Bank	$ 41,751	8.91%	18,751	4.00%	23,439	5.00%

(14) Shareholders' Equity

In April, 2000, the Company declared and distributed a 10% stock dividend to its shareholders. On the date of distribution, certain shareholders, representing 236 shares, were paid cash of $3,775 in lieu of fractional shares. On February 11, 1999, the Board of Directors of the Company declared a 3 for 2 stock split to be effected in the form of a 50% stock dividend. On the date of distribution, 182 shares, representing all fractional shares, were paid cash of $5,871 representing the February 22, 1999 market price. All share and per share amounts have been changed to reflect the stock split and stock dividend as if it had occurred on December 31, 1998.

On June 27, 2000, the Board of Directors of the Company approved the Peoples Bancorp of North Carolina, Inc. Dividend Reinvestment and Stock Purchase Plan. The Plan provides for the full or partial reinvestment of cash dividends and optional cash purchases of the Company's stock. A total of 200,000 shares were reserved for possible issuance and sale under this Plan.

The Board of Directors, at its discretion, can issue shares of preferred stock up to a maximum of 5,000,000 shares. The Board is authorized to determine the number of shares, voting powers, designations, preferences, limitations and relative rights.

The Board of Directors of the Bank may declare a dividend of all of its retained earnings as it may deem appropriate, subject to the requirements of the General Statutes of North Carolina, without prior approval from the requisite regulatory authorities. As of December 31, 2001, this amount was approximately $13,710,000.

(15) Other Operating Expense

Other operating expense for the years ended December 31 included the following items that exceeded one percent of total revenues:

	2001	2000	1999
Telephone	$ 332,569	379,801	353,536
Education and Consulting	$ 159,720	164,750	366,488
Merchant Processing	$ 551,513	502,085	459,682

(16) Fair Value of Financial Instruments

The Company is required to disclose fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination, or issuance.

Cash and Cash Equivalents

For cash, due from banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities Available for Sale

Fair values for investment securities are based on quoted market prices.

Other Investments

The carrying amount of other investments approximates fair value.

Loans and Mortgage Loans Held for Sale

The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value. Mortgage loans held for sale are valued based on the current price at which these loans could be sold into the secondary market.

Cash Surrender Value of Life Insurance

Cash values of life insurance policies are carried at the value for which such policies may be redeemed for cash.

Mortgage Servicing Rights

Fair value of mortgage servicing rights is determined by estimating the present value of the future net servicing income, on a disaggregated basis, using anticipated prepayment assumptions.

Deposits and Demand Notes Payable

The fair value of demand deposits, interest-bearing demand deposits, savings, and demand notes payable to U.S. Treasury is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

FHLB Borrowings

The fair value of FHLB borrowings is estimated based upon discounted future cash flows using a discount rate comparable to the current market rate for such borrowings.

Trust Preferred Securities

Because the Company's trust preferred securities were issued at a floating rate, the carrying amount is a reasonable estimate of fair value.

(16) Fair Value of Financial Instruments, continued

Commitments to Extend Credit and Standby Letters of Credit

Because commitments to extend credit and standby letters of credit are made using variable rates, the contract value is a reasonable estimate of fair value.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include the deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The carrying amount and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 are as follows:

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)		*(In thousands)*	
Assets:				
Cash and cash equivalents	$ 15,303	15,303	18,639	18,639
Investment securities available for sale	$ 84,286	84,286	71,565	71,565
Other investments	$ 4,603	4,603	2,399	2,399
Loans	$ 484,517	493,611	406,226	402,239
Mortgage loans held for sale	$ 5,339	5,339	1,564	1,564
Cash surrender value of life insurance	$ 4,583	4,583	-	-
Mortgage servicing rights	$ 981	981	920	920
Liabilities:				
Deposits and demand notes payable	$ 490,341	493,421	451,673	467,512
FHLB advances	$ 68,214	68,497	21,357	22,217
Trust preferred securities	$ 14,000	14,000	-	-
Unrecognized financial instruments:				
Commitments to extend credit	$ 91,822	91,822	89,407	89,407
Standby letters of credit	$ 1,667	1,667	2,208	2,208

(17) Peoples Bancorp of North Carolina, Inc. (Parent Company Only) Condensed Financial Statements

Balance Sheets

December 31, 2001 and 2000

Assets

		2001	2000
Cash	$	228,202	152,939
Investment in subsidiaries		58,421,072	42,091,437
Other investments		815,000	815,000
Other assets		472,872	19,056
	$	59,937,146	43,078,432

Liabilities and Shareholders' Equity

		2001	2000
Accrued expenses	$	103,043	39,413
Junior subordinated debentures		14,433,000	-
Shareholders' equity		45,401,103	43,039,019
	$	59,937,146	43,078,432

Statements of Earnings

For the Years Ended December 31, 2001, 2000 and 1999

		2001	2000	1999
Dividends from Bank	$	1,462,486	2,327,019	1,082,738
Expenses:				
Interest		30,333	-	-
Other operating expenses		311,117	191,519	-
Total expenses		341,450	191,519	-
Earnings before income tax benefit and equity in undistributed earnings of subsidiaries		1,121,036	2,135,500	1,082,738
Income tax benefit		131,900	74,100	-
Earnings before equity in undistributed earnings of subsidiaries		1,252,936	2,209,600	1,082,738
Equity in undistributed earnings of subsidiaries		3,322,416	3,168,870	3,459,207
Net earnings	$	4,575,352	5,378,470	4,541,945

(17) Peoples Bancorp of North Carolina, Inc. (Parent Company Only) Condensed Financial Statements, continued

Statements of Cash Flows

For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net earnings	$ 4,575,352	5,378,470	4,541,945
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(3,322,416)	(3,168,870)	(3,459,207)
Provision for deferred taxes	(28,076)	(19,056)	-
Change in:			
Accrued expenses	63,630	39,413	5,871
Net cash provided by operating activities	1,288,490	2,229,957	1,088,609
Cash flows from investing activities:			
Capital contributions to subsidiaries	(13,933,000)	-	-
Purchase of other investments	-	(815,000)	-
Net cash used by investing activities	(13,933,000)	(815,000)	-
Cash flows from financing activities:			
Proceeds from junior subordinated debentures	14,433,000	-	-
Cash paid in lieu of fractional shares	-	(3,775)	(5,871)
Dividends paid	(1,287,486)	(1,258,243)	(1,082,738)
Transaction costs associated with trust preferred securities	(425,741)	-	-
Net cash provided (used) by financing activities	12,719,773	(1,262,018)	(1,088,609)
Net change in cash	75,263	152,939	-
Cash at beginning of year	152,939	-	-
Cash at end of year	$ 228,202	152,939	-